Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

■ Form C: Offering Statement
☐ Form C-U: Progress Update:
☐ Form C/A: Amendment to Offering Statement:
☐Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

1. **Name of issuer:** Trade Street Social, LLC
2. **Form:** LLC
3. **Jurisdiction of Incorporation/Organization:** South Carolina
4. **Date of organization:** January 27, 2023
5. **Physical address of issuer:** 315 Trade Street, Greer, SC 29651
6. **Website of issuer:** https://craftedcommunityconcepts.com/

7. **Is there a co-issuer?** Yes
8. **Name of co-issuer:** Trade Street Social SPV, LLC
9. **Form:** LLC
10. **Jurisdiction of Incorporation/Organization:** South Carolina
11. **Date of organization:** April 28, 2023
12. **Physical address:** 315 Trade Street, Greer, SC 29651
13. **Website:** https://craftedcommunityconcepts.com/
14. **Name of intermediary facilitating the offering:** Vicinity, LLC
15. **CIK number of intermediary:** 0001798542
16. **SEC file number of intermediary:** 7-223
17. **CRD number, if applicable, of intermediary:** 307772

18. **Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:** Commission equalling 4% of the total amount raised payable at each closing.

19. **Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:** 2% of the total amount raised in the form of the securities offered to the public in this offering.

20. **Type of security offered:** Class B Membership Units
21. **Target number of securities to be offered:** 200,000
22. **Price (or method for determining price):** $1.00
23. **Target offering amount:** $200,000

24. **Oversubscriptions accepted:** ■ Yes ☐ No
25. **If yes, disclose how oversubscriptions will be allocated:** ☐ Pro-rata basis ☐ First-come, first-served basis ■ Other - provide a description: TBD by issuer

26. **Maximum offering amount:** $750,000
27. **Deadline to reach the target offering amount:** July 28, 2023
28. **Current number of employees with issuer and co-issuer:** 0

29. **Financial Information:**

Issuer	Most recent fiscal year-end	Prior fiscal year-end
Total Assets:	0	0
Cash & Cash Equivalents:	0	0
Accounts Receivable:	0	0
Short-term Debt:	1,028	0
Long-term Debt:	0	0
Revenues/Sales:	0	0
Cost of Goods Sold:	0	0
Taxes Paid:	0	0
Net Income:	-1,028	

Co-Issuer	Most recent fiscal year-end	Prior fiscal year-end
Total Assets:	0	0
Cash & Cash Equivalents:	0	0
Accounts Receivable:	0	0
Short-term Debt:	0	0
Long-term Debt:	0	0
Revenues/Sales:	0	0
Cost of Goods Sold:	0	0
Taxes Paid:	0	0
Net Income:	-146	0

30. **Indicate which jurisdictions in which the issuer intends to offer the securities:**

All US states and territories.

	Price to Investors	Service Fees and Commissions (1) (4%)	Net Proceeds
Minimum Individual Purchase Amount	$1,000.00	$40.00	$960.00
Aggregate Minimum Offering Amount	$200,000.00	$8,000.00	$192,000.00
Aggregate Maximum Offering Amount	$750,000.00	$30,000.00	$720,000.00

(1) This excludes fees to company's advisors, such as attorneys and accountants, reimbursements for expenses, and compensation paid in the form of securities.

Investor Perks

To encourage participation in the Offering, the Company is providing a specific perk for investors who contribute $10,000 or more within the first $200,000 of the offering: the investor will receive an investment bonus upon disposition of 10% of their capital contribution. For example, a $50,000 investment would net an additional return of $5,000 upon a sale of the business. Second, all investors will receive an invite to an investor-only event near the time of opening. The Company is of the opinion that this perk does not alter the sales price or cost basis of the Units in this Offering. Instead, this perk is promotional and/or experiential in nature as a "thank you" to certain investors that help the Company achieve its mission.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed

upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is June 22, 2023.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website listed herein.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Trade Street Social, LLC (the "Company") is a South Carolina LLC, formed on January 27, 2023.

Investors in this offering are receiving securities in Trade Street Social SPV, LLC; not in Trade Street Social, LLC. Trade Street Social SPV, LLC is being used as a special purpose vehicle under Regulation Crowdfunding rules for the sole purpose of acquiring, holding, and disposing of securities issued by Trade Street Social, LLC. This does not impact the economic exposure of rights of the investors.

The Securities represent an investment in a single type of property in a single geographic location, and are not a diversified investment. The information available on or through our website is not a part of the Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C and investment documents.

The Offering

Minimum amount of securities being offered	200,000
Maximum amount of securities being offered	750,000
Purchase price per Security	$1.00

Minimum investment amount per investor	$1,000.00
Use of proceeds	Net proceeds from the issuance of these securities will be used by the Company for buildout and operating needs. Further details within.
Voting Rights	none

Terms of the offering are detailed in the investor agreement and operating agreement, with some key features included here:

Terms.

Investor Members.

Preferred Return on Capital Contribution. Members shall receive an eight percent (8%) preferred return on their capital contribution payable. and subject to the Order of Distributions.

Quarterly Distributions. Members shall receive a quarterly distribution equal to Ninety Percent (90%) of the Company's Cash Available for Distribution pro rata in proportion to its Interests beginning the first quarter after payment of their capital contribution until each such Member's capital contributions have been returned in full subject to the Order of Distributions.

Accrual Period. All quarterly distributions due to Members. shall be withheld by the Company and shall accrue in the individual Capital Accounts of the Members until the first quarter immediately following the period of twelve (12) months from the Closing of the purchase of the Real Property by the Portfolio Company subject to the Order of Distributions.

Additional Preferred Return. After repayment of the Members' capital contributions, such Member shall receive 10% of the Company's Cash Available for Distribution pro rata in proportion to its Interests subject to the Order of Distributions.

Order of Distributions.

1. First, to payment of any outstanding debts or obligations of the Portfolio Company;

2. Second, to the Portfolio Company's Reserve Fund totaling Ten Percent (10%) of the Cash Available for Distribution;

3. Third, to the Class B Members pro rata in proportion to Interests, until each such Member's capital contributions have been returned;

4. Fourth, to the Accrued Distributions of the Class B Members pro rata in proportion to Interests in an amount to be determined by the Manager in its reasonable judgment to what, if any, the Portfolio Company's Cash Available for Distribution the current and anticipated needs, including, without limitation, needs for operating expenses, debt service, acquisitions, reserves, and mandatory distributions, if any; and

5. Fifth, to the Class B Members pro rata in proportion to Interests, until each such Member's capital contributions have been returned.

Profits and Losses. Except as otherwise provided herein, profits and losses of the Company and all items of tax credit and tax preference shall be allocated among the Members in accordance with their respective Membership Interests. In the event of the Membership Interests vary during any Fiscal Year, profits and losses and all items of tax credit and tax preference for such Fiscal Year shall be allocated among the Members on a daily basis in accordance with their varying Membership Interests during the Fiscal Year.

Distribution of Distributable Cash. Except as otherwise provided in the operating agreement or agreed upon by unanimous consent of the Managers, all or part of the Company's net profits, if any, may be distributed to the Members, in accordance with the Member's respective Membership Interests, on a quarterly basis; provided, however, that the Managers may, in their sole discretion, agree to distribute net profits more or less frequently and in amounts that deviate from the Member's respective Membership Interests, so long as they comply with any Treasury Regulations or IRS rulings or opinions relating to the same or to special allocations generally, including the "special economic effect" test.

Limitations on Distributions. Notwithstanding any provision to the contrary contained in the operating agreement, the Company shall not make any distribution to any Member if: (a) such distribution is prohibited in any loan agreements for borrowed money between the Company and its lenders; (b) the Company would not be able to pay its debts as they become due in the ordinary course of business; (c) the Company's total Reserves would be less than $25,000.00, which said Reserves shall only be liquidated upon the approval of the unanimous consent of the Members; or (d) it would violate the Act or other comparable applicable law.

Distributions to Fund Tax Liabilities. Notwithstanding the foregoing, the Company may distribute to the Members such amounts necessary to satisfy the quarterly tax obligations of the Members, calculated at the highest applicable marginal rate of taxation (a "Tax Distribution").

Unless otherwise agreed by the unanimous consent of the Managers and to the extent that cash is available, the Members may make cash distributions on or before April 1st of each year in amounts sufficient for each Member timely to pay all or substantially all tax liabilities that may be due in respect of the various distributive share items relating to the Company's income allocated to such Member for the immediately preceding year, after taking into account all distributions under Section 6.2 for such year. All computations to determine the required cash distributions hereunder shall be made by the Company's regular firm of certified public accountants based on (a) the assumption that each Member pays federal income taxes at the highest stated rate applicable to any individual under the Code and state income taxes at the highest stated rate applicable to any individual in the State of South Carolina, and (b) such other uniform assumptions as said accounting firm may deem fair, equitable and appropriate under the circumstances. All such computations shall be final and binding on the Member.

Tax Withholding. The Company shall be authorized to pay, on behalf of any Member, any amounts to any federal, state, or local taxing authority, as may be necessary for the Company to comply with tax withholding provisions of the Code or the South Carolina Code of Laws or other income tax or revenue laws of any taxing authority. To the extent the Company pays any such amounts that it Member and shall reduce the amount otherwise distributable to such Member.

Distributions Subject to Set Off. Except as otherwise provided in the operating agreement, all distributions are subject to set off by the Company for any past due obligation of a Member to the Company.

Determination by the Managers. All matters concerning the determination and allocation among the Members of the amounts to be determined and allocated pursuant to the operating agreement, including any taxes thereon and accounting procedures applicable thereto, shall be determined by the Managers unless specifically and expressly otherwise provided for by the provisions of the operating agreement or as required by law, and such determinations and allocations shall be final and binding on all the Members.

The Managers may make such adjustments to the computation of Profit or Loss or any components (withholding any items of income, gain, loss or deduction) compromising any of the foregoing as it considers appropriate to reflect fairly and accurately the financial results of the Company and the intended allocation thereof among the Members.

Definitions.

 "Capital Contribution" means the total amount of cash and the fair market value of any other assets contributed (or deemed contributed under Treasury Regulations) to the Company by or on behalf of a Member, net of liabilities assumed or to which the assets are subject.

"Distributable Cash" means, with respect to the Company at any time, all funds of the Company on hand or in bank accounts of the Company as, in the discretion of the Managers, is then available for Distribution to the Members after provision has been made for (i) payment of all operating expenses of the Company as of such time; (ii) provision for payment of all outstanding and unpaid current obligations of the Company as of such time.

"Distribution" means any money or other property distributed to a Member with respect to the Member's Membership Interest, but shall not include any payment to a Member for materials or services rendered nor any reimbursement to a Member for expenses incurred by such Member.

"Membership Interest" means the ownership interest of a Member in the Company, including the Member's share of profits and losses, distributions and allocations of

Company items, any right to vote, any right to participate in the management of the Company and the Member's rights and obligations with respect to the Company in accordance with the operating agreement.

Closing and Escrow Process

Investors that have committed investment amounts and electronically signed the securities agreement will contribute funds into the designated escrow account for this offering. Once the minimum offering amount has been raised and the offering period has ended, the committed investment amounts will be released from escrow upon satisfaction of the escrow agreement and the offering will be deemed to have successfully closed and the respective investors' investment will be confirmed. Vicinity will notify investors when the offering target amount has been met. Rolling closes may be used once the minimum offering amount has been raised prior to the offering ending.

Cancellation of Investment Commitment

Investors may cancel an investment commitment until 48 hours prior to the end of the offering period identified. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the offering period and the minimum offering amount has been met, the funds will be released to the issuer upon closing and the investor will receive securities in exchange for his or her investment. Vicinity will notify investors if the minimum offering amount has been met. Unless the issuer raises at least the minimum offering amount through this offering, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

Early Termination of the Offering Period

If the issuer raises at least the minimum offering amount prior to the end of the offering period, the end date of the offering period may be accelerated, provided that the offering period must be at least 21 days.
Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.

Material Changes to the Offering

If the issuer determines that there are any material changes to the offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such a time period, the investor's investment commitment will be canceled, and the committed funds will be returned.

Assignment and Transfer Restrictions

These securities may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless the securities are transferred (1) to the issuer of the securities, (2) to an accredited investor, (3) as part of an offering registered with the SEC, or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance, all in compliance with applicable securities laws.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories at the time of the sale of the securities to that person.

The term "Member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, including adoptive relationships.

Other Matters

Valuation of the Security in the Future

The value of the security is the present value of the future payments. In the event that the issuer is unable to make the required payments, the value of the security may be impacted adversely, and the investor may lose some or all of the money invested.

Minority Ownership

By purchasing the securities investors will become holders of minority ownership in the issuer. They will have the rights of minority investors afforded by general corporate law of the state in which the issuer has been formed. With any investment in debt securities or minority investment in a private company, an investor should be able to bear a complete loss of their investment.

Corporate Actions of the Issuer

Because securities are governed by the established securities agreement and the terms of the securities themselves, the issuer cannot unilaterally take subsequent corporate actions to change material terms of the securities. In addition, because the holders of securities' rights are limited to those described in the securities agreement, they will have no ability to influence the policies or any other corporate matter of the issuer, including the election of directors, changes to the issuer's governance documents, additional issuance of securities, the issuer's repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

Certain tax considerations

The issuer intends to treat the securities as equity instruments for U.S. federal income tax purposes. The issuer's good-faith determination that the securities should be considered equity for U.S. federal income tax purposes is not intended to be, nor should be construed to be, legal or tax advice to any particular person. This consideration is not binding and therefore may be subject to review and challenge by the IRS. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the securities based on their particular circumstances.

Holders of the majority of the voting rights of the issuer may be able to take actions for which investors disagree as a result of their voting control of the equity securities of the company.

The issuer is not subject to disqualification nor has any disclosable events that would have triggered disqualification.

Neither the issuer nor any predecessor is delinquent in its ongoing reporting requirements under Regulation Crowdfunding.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned:

Name	% owned
Crafted Community Concepts, LLC	50%
KANS Social, LLC	25%
Community Hub, LLC	25%

Director(s) or Manager(s)

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their qualifications.

Name: Nate Tomforde
Position: Manager
Dates: 1/27/23 - Present
Full-time or Part-Time: Part-time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

Southernside Brewing Co, Greenville, SC
Operating Owner, Jan 2021 - Present

Double Stamp Brewery, Greenville, SC
Owner, Jul 2020 - Present

Pour Taproom, Asheville, NC
Founder/Owner, Feb 2014 - Present

10+ years in Food & Beverage, Founded 9 new businesses including 5 breweries in South Carolina as well as multiple Pour Taproom locations, Pour Taproom included technical patent and 10 brand-licensed locations. Previously in Orthopedic Medical Sales and California Polytechnic State University Alumni.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name: *Nate Tomforde*
Position: *COO*
Dates: *1/27/23 - Present*
Full-time or Part-Time: *Part-time*

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

Southernside Brewing Co, Greenville, SC
Operating Owner, Jan 2021 - Present

Double Stamp Brewery, Greenville, SC
Owner, Jul 2020 - Present

Pour Taproom, Asheville, NC
Founder/Owner, Feb 2014 - Present

10+ years in Food & Beverage, Founded 9 new businesses including 5 breweries in South Carolina as well as multiple Pour Taproom locations, Pour Taproom included technical patent and 10 brand-licensed locations. Previously in Orthopedic Medical Sales and California Polytechnic State University Alumni.

Name: *Bryan Beal*
Position: *CEO*
Dates: *1/27/23 - Current*
Full-time or Part-Time: *Part-time*

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

B&B Real Estate Company, Greenville, SC
Owner, Jun 2019 - Present

10 years in Real Estate, Investor and Developer, Licensed Realtor in South Carolina. Furman University Alumni.

Name: Sako Zadoian
Position: CFO
Dates: 1/27/23 - Current
Full-time or Part-Time: Part-time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

The Haskell Company, Greenville, SC
Business Development, Sep 2021 - Present

Tri Tool Inc, Greenville, SC
VP Strategic Sales, Jun 2020 - Apr 2021
Jacobs, Greenville, SC
Advanced Facilities Business Development, Dec 2017 - Jun 2020

Over 25 years in the Engineering & Construction industry Global Sales & Operations responsibilities for Fortune 100, employee-owned and family-owned companies. University of Southern California Alumni.

Name: Ryan Robertson
Position: Broker-in-charge
Dates: 1/27/23 - Current
Full-time or Part-Time: Part-time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

Freedom Commercial, Fountain Inn, SC
Managing Partner, Apr 2023 - Present

Aline Capital, Greenville, SC
Partner - Senior Advisor, Jan 2013 - Present

12 years in Commercial Real Estate, Leasing and Debt Services Licensed Realtor in South Carolina. College of Charleston Alumni.

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Membership Units
Amount outstanding	100%
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	These securities were offered in advance of this Reg CF offering, and holds a majority of ownership and all voting rights.
Percentage ownership of the Company by the holders of such Securities	100%

The Company has the following debt outstanding:
 None

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
None		$			

Affiliated Party Transactions

The Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the Issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of interest in transaction	Amount of interest
None			$

Use of Proceeds

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	4.00%	$8,000	4.00%	$30,000
Property acquisition	96.00%	$192,000	25.60%	$192,000
Entertainment equipment and fitout			30.00%	$225,000
FF&E			20.00%	$150,000
Architect			6.67%	$50,000
Contingency			13.73%	$103,000
Total	**100.00%**	**$200,000**	**100.00%**	**$750,000**

Business Plan Description

The company plans for this project to be an owner-occupied development, creating what the Company is calling "Crafted Community Concepts" - a combination of real estate and hospitality. Trade Street Social will be their fourth installment, bringing the concept to a high-traffic area of town.
Located in an abandoned building and an opportunity zone in downtown Greer, the project aims to create a vibrant social hub while preserving the historical charm of the area.

The Company has established a playbook for launching community-strengthening real estate projects in the Upstate of South Carolina. The plan is to primarily target historical, textile, and/or abandoned properties in and around the Greenville, SC metro area. The company plans to leverage available tax credits as additional equity into applicable projects and acquire a construction loan to develop those properties.

Part of the company's formula is to maintain owner-occupied status by being an anchor tenant of the property. The team has hospitality and real estate experience to establish a neighborhood "crafted" business with food, beer, cocktails, and entertainment.

After the buildout and launch of the property is complete, the space will be leased to Trade Street Social, LLC and their business will become operational. The plan for the location is to operate profitably to promote positive cash flow and target a profitable investor exit (projecting 3-6 years).

Trade Street Social expects to serve as a multi-purpose entertainment venue, featuring a kitchen, bar, indoor/outdoor seating, and various entertainment options such as golf simulators, duckpin bowling, and an arcade. The project is designed to attract locals and tourists alike, promoting a strong sense of community.

The Company plans for the project include redeveloping this abandoned property into a multi-activity gathering spot. Using their "Crafted Community Concepts" blueprint, the

Company plans to close on a construction loan and utilize available tax credits as additional capital into the project.

The site was included in a recent downtown Greer streetscaping upgrade in a European-style makeover for Trade Street. Trade Street is known in the downtown area as a part of Greer Station, with strong auto and foot traffic. The sidewalk has been resurfaced and landscaped with bollards and planters to delineate the sidewalks from the roadway to promote pedestrian activity and outdoor dining.

The crafted community concept will be locally focused, featuring food, beer, cocktails, and entertainment sourced from the area.

FINANCIAL INFORMATION

Operations

The issuer has no revenues or cost of goods to date as we have not begun operations.

Expenses of the issuer to date have included entity formation of $1,028.

There is no historical performance of the issuer as a new entity.

The reviewed financials display balance sheet activities for the current 2023 period of $1,028 in short term debt.

Liquidity and Capital Resources

Targeted sources of capital total **$** and are estimated (subject to change) as follows:

Equity: up to $750,000 targeted via Reg CF securities exemption

Loan: approximately $2.579 million

Offering Updates

Updates regarding the progress of the issuer in meeting the target amount will be provided via email after milestones of 30%, 60%, and 90% funded. Email notifications will also be sent once the offering has successfully completed. Updates on progress are also able to be seen on the offering page through vicinitycapital.com.

Annual Report

The Issuer plans to provide its annual report within 120 days after the end of the fiscal year, and will inform investors via email where to find the report.

RISKS

COVID-19. The impacts of COVID-19 on our communities and our economy has been significant. At this time, the overall impact and potential recovery from the effects of COVID-19 on the economy is unknown.

Key Personnel. The Project is highly dependent on the above director(s) and/or officer(s) to oversee ongoing operations. Their loss would adversely affect the company and the company might have to obtain other personnel to perform his duties. There can be no guarantee such replacement personnel will be available or that the company will proceed as planned in the event of the loss.

Need for Additional Funding/Dilution. The project does need additional capital in excess of the $200,000 minimum target being raised through this Regulation Crowdfunding offering. If the needed amount of capital is not achieved through this Regulation Crowdfunding offering, it will need to be pursued through other raises/sources, such as a separate exempt offering. Beyond the funding stated herein, the company does not currently anticipate any need for future equity financing. If however, the company is in need of additional funding, future investors may elect to provide equity capital to the company, and the company cannot guarantee that its investors will not be diluted by the future investment of such capital or the extent of the dilution. Nor can the company guarantee that securities issued in exchange for such capital will not be sold on terms more favorable than those offered to its initial investors. The availability of such funding is subject to credit, economic, market and legal constraints. There is no guarantee that any additional debt or equity financing, if needed, can be obtained by the company.

Existing debt obligation. The Company has no debt outstanding, but the Company does plan to secure bank debt financing of ~$2.5 million, which would be at a loan-to-cost ratio of about 80%. This is to assist with the completion of the project build-out, FF&E, and operating needs. Though not a certainty, the initial bank loan is anticipated to be a fixed interest rate loan with a 6-7% interest rate and a 20+ year amortization schedule. The bank may require guarantors or other collateral needs for the project.

No Distributions/No Provision for Return of Capital. It is anticipated that the Company's investors will not receive a substantial return on their invested capital until several or more years after closing of the Offering. Although the company anticipates that it may have sufficient cash flow to pay a return on invested capital within the first few years, the company cannot provide any assurances as to when cash distributions will be made by the company.

Economic Conditions. Changes in economic conditions including, for example, competition, public health epidemics/pandemics, tax laws and regulations, and innumerable other factors can affect substantially and adversely the business and prospects of the company. None of these conditions are within the control of the company.

Limitation of Liability. The Investor represents that he or she has read and understands the risk factors contained in the Company information. The Investor understands and agrees that the Company is solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in securities issued by the Company (including through an SPV), and that the Vicinity Capital parties have no ability to assure that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or have been present at all.

Possible Loss of Entire Investment. An investment in the company involves a high degree of risk. The securities should not be purchased by anyone who cannot afford to lose all of their investment. A prospective investor should be aware that, if the company is unsuccessful, the investor's entire investment in the company may be lost and the company may be faced with liquidation.

Early Business Venture. The company is subject to all the risks inherent in the establishment of an early-stage business. The company has incurred and will continue to incur material expenses prior to sustainable profitability. There can be no guarantee of the success of the company, and the likelihood of success must be considered in light of the problems, competition, expenses, difficulties, and complications frequently encountered in connection with the ownership and operation of an early-stage business. There is no guarantee that the company will ever be sustainably profitable.

Licenses and Permits. The company may need additional state and local permits and/or licenses to operate.

Investment in the LLC Special Purpose Vehicle(SPV). The Investor understands and agrees that no guarantees have been made to the Investor about future performance or financial results of the SPV, and an investment in the SPV may result in a gain or loss upon termination or liquidation of the SPV.

Management of the LLC SPV. The Investor understands and agrees that the SPV was formed by and is operated by Trade Street Social, LLC. Investors will have no right to manage or influence the management of the SPV.

Relationship between issuer and co-issuer. Co-issuer is being used as an investment vehicle for acquiring, holding, and disposing of securities issued by Issuer. While Regulation Crowdfunding does not allow these investment vehicles to be used to change the economic exposure or rights of the investor in any way, any improper use could violate securities law and impair the investment of the investors.

<u>NOTICE:</u>
<u>THIS AGREEMENT IS SUBJECT TO ARBITRATION PURSUANT TO THE SOUTH CAROLINA UNIFORM ARBITRATION ACT, SECTION 15-48-10, ET SEQ., CODE OF LAWS OF SOUTH CAROLINA, 1976 (AS AMENDED) AND THE FEDERAL ARBITRATION ACT (9 U.S.C. §1, ET SEQ.)</u>

OPERATING AGREEMENT OF

TRADE STREET SOCIAL SPV, LLC

MEMBERSHIP INTERESTS IN THIS LIMITED LIABILITY COMPANY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. MEMBERSHIP INTERESTS ACQUIRED BY MEMBERS MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT OF THE MEMBERSHIP INTERESTS UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND SUCH STATE LAWS AS MAY BE APPLICABLE, OR DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED ADDITIONAL RESTRICTIONS ON TRANSFER OF THE MEMBERSHIP INTERESTS ARE SET FORTH IN THIS AGREEMENT.

OPERATING AGREEMENT OF
TRADE STREET SOCIAL SPV, LLC

A Manager-Managed Limited Liability Company

THIS OPERATING AGREEMENT OF Trade Street Social SPV, LLC (this "Agreement"), effective as of the date first set forth in Section I.A. of this Agreement, is entered into by and between Trade Street Social SPV, LLC, a South Carolina limited liability company (the "Company"), Trade Street Social, LLC, as the "Manager", and those Persons listed in Schedule A who have or may become parties to this Agreement in the future, in accordance with the terms of this Agreement (the "Members"). The Company, the Manager, and the Members may be referred to herein individually as a "Party" or collectively as the "Parties". This Agreement shall supersede and replace any pre-existing operating agreement of the Company, whether written or oral.

RECITALS:

WHEREAS, the Company has been formed as a limited liability company under South Carolina law for the purposes hereinafter set forth; and

WHEREAS, the Parties desire to ratify the formation of the Company and to set forth their respective rights and duties relating to the Company on the terms provided in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereto do hereby agree as follows:

I.   FORMATION OF THE COMPANY.

A.   *Formation*. The Company was founded on the 28th day of April 2023 upon filing the Articles of Organization of the Company with the Secretary of State of the State of South Carolina in accordance with the provisions of the South Carolina Uniform Limited Liability Company Act of 1996 (the "Act"). The filed Articles of Organization are attached hereto as Exhibit 1 and incorporated herein by this reference.

B.   *Name.* The name of the Company is Trade Street Social SPV, LLC. By unanimous agreement, the Manager may change the name of the Company from time to time as they deem advisable, provided appropriate amendments to this Agreement and the Articles of Organization and necessary filings under the Act are first obtained.

C.   *Registered Office and Registered Agent.* The current registered agent of the Company is The K H Jones Law Firm and the office of the current registered agent of the Company is 33 Market Point Drive, Greenville, SC 29607. The Manager may from time to time designate a successor registered agent and registered office for the Company by unanimous written consent.

D.   ***Principal Place of Business.*** The principal place of business of the Company will be located at 315 Trade Street, Greer, SC 29651, or at such other place or places as the Manager may from time to time deem necessary or advisable by unanimous agreement.

E.   ***Purposes and Powers.*** The primary purpose of the Company is to provide a limited number of select investors with the opportunity to realize long-term appreciation as a result of investments in equity Securities of Trade Street Social, LLC (the "Portfolio Company") via a regulation crowdfunding offering. The general purposes of the Company are to buy, sell, hold, and otherwise invest in Securities of the Portfolio Company; to exercise all rights, powers, privileges, and other incidents of ownership or possession with respect to Securities of the Portfolio Company held or owned by the Company; to enter into, make, and perform all contracts and other undertakings in connection with its ownership of Securities of the Portfolio Company; and to engage in all activities and transactions as may be necessary, advisable, or desirable to carry out the foregoing (the "Company Purpose").

F.   ***Term.*** The Company shall continue to exist until terminated as provided in this Agreement or otherwise in accordance with the Act.

G.   ***Events Affecting a Member.*** The death, bankruptcy, withdrawal, insanity, incompetency, temporary or permanent incapacity, liquidation, dissolution, reorganization, merger, sale of all or substantially all the stock or assets of, or other change in the ownership or nature of a Member shall not dissolve the Company.

H.   ***Events Affecting the Manager.*** Except as otherwise specifically provided in this Agreement, the bankruptcy, expulsion, resignation, removal or withdrawal, liquidation, dissolution, reorganization, merger, sale of all or substantially all the stock or assets of, or other change in the ownership or nature of the Manager shall not dissolve the Company, and upon the happening of any such event, the affairs of the Company shall be continued by the Manager or any successor entity thereto.

I.   ***Nature of Members' Interests.*** The interests of the Members in the Company shall be personal property for all purposes. Legal title to all Company assets shall be held in the name of the Company. Neither any Member nor a successor, representative, or assign of any Member, shall have any right, title, or interest in or to any Company property or the right to partition any Property owned by the Company, unless the Company grants a security interest to such Member or successor.

II.   <u>DEFINITIONS.</u>

The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein):

A.   *"Act"* means the South Carolina Uniform Limited Liability Company Act of 1996, as amended from time to time.

B.   *"Accounting Period"* means an Accounting Period shall be (a) a calendar year if there are no changes in the Members' respective Unit holdings during such calendar year except on the first day thereof, or (b) any other period beginning on the first day of a calendar year, or any other day during a calendar year upon which occurs a change in such Unit holdings, and ending on the last day of a calendar year, or on the day preceding an earlier day upon which any change in such respective Unit holdings shall occur.

C.   "*Adjusted Asset Value*" means the Adjusted Asset Value with respect to any asset shall be the asset's adjusted basis for federal income tax purposes, except as follows:

1.   The initial Adjusted Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset at the time of contribution, as determined by the contributing Member and the Company.

2.   In the discretion of the Manager, the Adjusted Asset Values of all Company assets may be adjusted to equal their respective gross fair market values, as determined by the Manager, and the resulting unrecognized profit or loss allocated to the Capital Accounts of the Members pursuant to Section V, as of the following times: (i) the grant of an additional interest in the Company to any new or existing Member; (ii) the distribution by the Company to a Member of more than a *de minimis* amount of Company assets, unless all Members receive simultaneous distributions of either undivided interests in the distributed property or identical Company assets in proportion to their interests in Company distributions as provided in Section VII the termination of the Company either by expiration of the Company's term or the occurrence of an event of early termination; and (iv) the liquidation of the Company within the meaning of Treasury Regulation §1.704-1(b)(2)(ii)(g).

3.   The Adjusted Asset Values of the Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(*m*).

D.   "*Affiliate*" means an Affiliate of any person shall mean (a) any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with the person specified or (b) such person's immediate family members (excluding family members who do not reside in the same household).

E.   "*Agreement*" means this Operating Agreement, as it may be amended from time to time.

F.   "*Articles of Organization*" means the Articles of Organization of the Company filed with the South Carolina Secretary of State, as amended or restated from time to time.

G.   "*Capital Account*" means, with respect to each Member or assignee of a Member, the capital account maintained for such Member in accordance with Section V.

H.   "*Capital Contribution*" means the total amount of cash and the fair market value of any other assets contributed (or deemed contributed under Treasury Regulations) to the Company by or on behalf of a Member, net of liabilities assumed or to which the assets are subject.

I. "*Cash Available for Distribution*" means, for any Fiscal Year (as defined below) or other period, the gross cash revenues and receipts (including proceeds from capital events including a sale of and/or financing with respect to the Property, the Property Owner and/or the Company) of the Portfolio Company for such Fiscal Year or other period and any cash previously set aside by the Portfolio Company as reserves that in the reasonable determination of the Manager is no longer required to be reserved by the Portfolio Company, less the portion thereof used during such Fiscal Year or other period to pay, or to establish reasonable working capital and other reserves for, all Portfolio Company and Property expenses, including, without limitation, property taxes and insurance, interest and principal payments on indebtedness, the Management Fee (as defined below), Lender required reserves (including interest and operating expenses), capital improvements, replacements, contingencies, any fees set forth herein, and other cash requirements, all as may be reasonably determined by the Manager. "Cash Available for Distribution" will not be reduced by depreciation, amortization or similar non-cash allowances.

J. "*Cause*" means with respect to any person shall mean such person's (i) being deemed incompetent, permanently incapacitated or insane, (ii) conviction of (or plea of *nolo contendere* to) any felony or any crime involving moral turpitude or dishonesty, participation in a fraud or act of dishonesty against the Company, or (iii) death.

K. "*Closing*" means the closing of the acquisition of the Real Property by the Property Owner.

L. "*Closing Date*" means the date the Closing occurs.

M. "*Code*" means the Internal Revenue Code of 1986, as amended from time to time (and any corresponding provisions of succeeding law).

N. "*Company Property*" means all real, personal, tangible or intangible property of any type and kind owned or held from time to time by the Company, including but not limited to the Company's interest in the Property Owner and indirect interest in the Real Property and the Project.

O. "*Distribution*" means any money or other property distributed to a Member with respect to the Member's Membership Interest but shall not include any payment to a Member for materials or services rendered nor any reimbursement to a Member for expenses incurred by such Member in accordance with this Agreement.

P. "*ERISA*" means the Employment Retirement Income Security Act of 1974, as amended.

Q. "*Fiscal Year*" means an annual accounting period ending December 31st of each year during the term of the Company, unless otherwise specified by the Manager.

R. "*Investment Commitment Amount*" means a Member's Investment Commitment Amount shall mean the amount such Member has committed to invest in the Company with respect to the Company's investment in the Portfolio Company.

S. "*Lender*" means the mortgage lender and/or any other third-party lender providing financing to the Portfolio Company for the purchase of the Real Property and/or financing associated therewith, and any lender(s) subsequently refinancing such indebtedness.

T.   *"Manager"* means each Person executing this Agreement as a Manager, any other Person that succeeds such Manager.

U.   *"Member"* means each Person designated as a member of the Company on <u>Schedule A</u>, or any additional person admitted as a Member of the Company in accordance with the terms of this Agreement or the Act. "*Members*" means all of such Persons as a group.

V.   *"Membership Interest"* means the ownership interest of a Member in the Company, including the Member's share of profits and losses, distributions and allocations of Company items, any right to vote, any right to participate in the management of the Company and the Member's rights and obligations with respect to the Company in accordance with this Agreement and the Act.

W.   *"Person"* means an individual, a trust, an estate, a domestic corporation, a foreign corporation, a professional corporation, a partnership, a limited partnership, a limited liability company, a foreign limited liability company, an unincorporated association, custodian, trustee, executor, personal representative, legal representative, administrator, nominee or any other entity or person, and any individual or entity acting in a representative capacity.

X.   "*Prime Rate*" means the floating commercial rate of interest published in the Wall Street Journal (or its successors) as its prime rate.

Y.   *"Project"* means a multi-purpose entertainment venue, featuring a kitchen, bar, indoor/outdoor seating, and various entertainment options such as golf simulators, duckpin bowling, and an arcade at the Real Property.

Z.   *"Real Property"* means that certain tract or parcel of land located in the County of Greenville, South Carolina and more commonly known as 315 Trade Street, South Carolina 29651 and having the Tax ID G020000401100 and further shown on <u>Exhibit A,</u> attached hereto and incorporated herein by reference together with all rights, ways, alleys, easements and appurtenances thereto.

AA.   *"Real Property Owner"* means the Portfolio Company.

BB.   "*Reserves*" means all funds set aside and amounts allocated to reserves in amounts determined by the Manager for working capital and to pay taxes, insurance, loans, or other costs or expenses incident to the ownership or operation of the Company's business, liabilities of the Company not yet due, and/or future or contingent liabilities of the Company.

CC.   "*Schedule of Members*" means the schedule maintained by the Manager in the books and records of the Company detailing the name, address, Investment Commitment Amount, the Capital Contributions and the number of Units of each Member, and the other information required by this Agreement to be included therein.

DD.   "*Securities*" means securities of every kind and nature and rights and options with respect thereto, including stock, notes, bonds, debentures, evidences of indebtedness and other business interests of every type, including partnerships, joint ventures, proprietorships and other business entities.

EE.   "*Securities Act*" means the Securities Act of 1933, as amended.

FF. *"Transfer"* means any sale, exchange, gift, bequest, delivery, assignment, pledge, security interest, or other alienation, disposition, or transfer of a Membership Interest or any interest therein, including without limitation, any distribution by an executor, personal representative, trustee, or any other legal representative.

GG. *"Treasury Regulations"* means any proposed, temporary, and final regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

HH. *"Unit"* or *"Units"* shall mean an ownership interest in the Company representing any and all benefits to which the holder of such Units may be entitled as provided in this Agreement, together with all obligations of such holder to comply with the terms and provisions of this Agreement.

III. MANAGEMENT OF THE COMPANY.

A. *Management.*

1. Subject to any limitations set forth in this Agreement, the Manager shall have the sole and exclusive right to manage, control, and conduct the affairs of the Company and to do any and all acts on behalf of the Company permitted by applicable law. The Manager shall have the power on behalf of, and in the name of, the Company to carry out and implement any and all of the objects and purposes of the Company.

2. The Company, and the Manager on behalf of the Company, may enter into and perform subscription agreements with Members, side letters, management services agreements, and any documents contemplated thereby or related thereto and any amendments thereto, without any further act, vote or approval of any person, including any Member, notwithstanding any other provision of this Agreement. The Manager is hereby authorized to enter into the documents described in the preceding sentence on behalf of the Company, but such authorization shall not be deemed a restriction on the power of the Manager to enter into other documents on behalf of the Company.

3. The Members hereby acknowledge that the Manager may be prohibited from taking action for the benefit of the Company: (i) due to confidential information acquired or obligations incurred in connection with an outside activity done by the Manager or any of their respective members, manager(s), directors, officers, employees, agents, Affiliates, or their respective Affiliates; (ii) in consequence of the Manager or any of their respective members, manager(s), directors, officers, employees, agents, Affiliates or their respective Affiliates serving as an officer, director, consultant, agent, advisor or employee of the Portfolio Company or any entity affiliated with the Portfolio Company; or (iii) in connection with activities undertaken by the Manager, or any of their respective members, manager(s), directors, officers, employees, agents, Affiliates, or their respective Affiliates prior to the formation of the Company,

including as a result of any prior investments in the Portfolio Company. Neither the Manager nor any Affiliate of the Manager shall be liable to the Company or any Member for any failure to act for the benefit of the Company in consequence of a prohibition described in the preceding sentence.

B.   ***Designation of the Manager.*** The Manager initially shall be the entity listed as such in the preamble to this Agreement.

C.   ***Removal or Resignation of the Manager.*** The Manager may be removed by a vote of the Members holding a majority in interest of the Units. The Members holding a majority in interest of the Units shall elect a successor Manager following the removal or resignation of the Manager. Unless otherwise approved by the Members holding a majority of the Units, the Manager shall not voluntarily resign as the manager of the Company.

D.   ***Restrictions on the Members.*** Notwithstanding anything that may be contained herein to the contrary, no Member in such capacity shall take part in the control or management of the affairs of the Company or have any authority to act for or on behalf of the Company or, except as otherwise provided herein, to vote on any matter relative to the Company and its affairs except as expressly set forth in this Agreement. In addition, except as otherwise provided herein, no Member shall have the right or power to:

1.   withdraw or reduce its contribution to the capital of the Company or reduce its Investment Commitment Amount;

2.   to the fullest extent permitted by law, cause the dissolution and winding up of the Company; or

3.   demand or receive property in return for its capital contributions. For purposes of the Act, the Members shall constitute a single class or group of members.

E.   ***Certain Determinations by the Manager.*** All matters concerning allocations, distributions and tax elections (except as may otherwise be required by the income tax laws) and accounting procedures not expressly and specifically provided for by the terms of this Agreement shall be determined in good faith by the Manager and such determination shall be final and conclusive.

F.   ***Other Activities.*** The Members:

1.   acknowledge that the Manager, and if applicable its respective members, manager(s), officers, employees, agents, Affiliates and their respective Affiliates shall not be required to manage the Company as their sole and exclusive function and are or may be involved in other financial, investment and professional activities, including but not limited to: management of or participation in other investment funds; venture capital, private equity, public equity and real estate investing; purchases and sales of Securities; investment and management counseling; otherwise making investments or presenting investment opportunities to third parties; founding, organizing or promoting new companies; acquiring equity interests or other Securities in the Portfolio Company (prior to, concurrently with, or subsequent to the Company's

investment and with or without cash consideration); and serving as officers, directors, advisors, consultants, and agents of other entities;

2.   agree that, the Manager and their respective members, manager(s), directors, officers, employees, agents, Affiliates and their respective Affiliates may engage for their own accounts and for the accounts of others in any such ventures and activities (without regard to whether the interests of such ventures and activities conflict with or are adverse with those of the Company); and

3.   agree that the Company shall have no interest, obligation or special legal right to invest in the Portfolio Company.

G. *Indebtedness.* The Manager may not incur indebtedness on behalf of the Company, or guaranty indebtedness of the Portfolio Company; *provided, however*, that amounts borrowed on a short-term basis pending the due date of a capital call shall not be treated as indebtedness of the Company for purposes of this Section.

H. *Investment Restrictions.* The Manager shall not invest in Securities other than Securities of the Portfolio Company.

IV.   <u>RIGHTS AND OBLIGATIONS OF MEMBERS.</u>

A. *Names and Addresses of Members.* The names, addresses, Investment Commitment Amount, the Capital Contributions and the number of Units of each Member shall be set forth in <u>Schedule A</u>, attached hereto and made a part hereof. The Manager shall modify <u>Schedule A</u> from time to time to reflect the issuance of Units related thereto, the contribution of additional Capital Contributions to the Company by a Member, the admission of any new Member, the withdrawal or substitution of any Member, the transfer of Units among Members, receipt by the Company of notice of any change of address of a Member or the change in the number of Units owned by any Member. The Schedule of Members shall be kept on file at the principal office of the Company.

B. *Admission of Additional Members.* An additional person or entity may be admitted as a Member, or an existing Member may be issued additional Units, only with the express written consent of the Manager and in accordance with all other applicable terms of this Agreement. Any additional person admitted as a Member subsequent to the date of the initial closing of the Company shall execute and deliver to the Company a counterpart of this Agreement or otherwise take such actions as the Manager shall deem appropriate in order for such additional Member to become bound by the terms of this Agreement.

C. *No Indirect Information Rights in the Portfolio Companies; Voting.* Each Member hereby agrees that it shall have no access to or right to request or receive any information from a Portfolio Company as a result of its interest in the Company. The Members hereby acknowledge and agree that the Company may not have access to or rights to receive information from a Portfolio Company other than rights or information incident to its ownership of Securities. The Members hereby acknowledge and agree that the Manager has no obligation to and expects not to disclose non-public information or other confidential information to the Members regarding the Portfolio Companies. The Manager shall have the sole and exclusive right to vote (or abstain from voting) the Securities owned by the Company or to assign such voting rights to a third party, including, without limitation, any other interest holder in the Portfolio Company. The Manager may, but shall not be obligated to, refer any matter or proposed vote related to Securities owned by the Company to the Members and solicit instructions regarding action to be undertaken with respect to such matter or proposed vote, and in such case, the Manager shall take such action (including voting such Securities) as directed by the affirmative vote of the Members holding a majority in interest of the Units.

D. ***No Management by Members.*** The Members in their capacity as Members shall not take part in the management or control of the business, nor transact any business for the Company, nor shall they have power to sign for or to bind the Company unless specifically stated in this Agreement or authorized by the Manager.

E. ***Agent or Legal Representative.*** Except as otherwise expressly provided herein, nothing contained in this Agreement shall be deemed to constitute a Member an agent or legal representative of the other Members. A Member shall not have any authority to act for, or to assume any obligation or responsibility on behalf of, any other Member or the Company.

F. ***Bankruptcy or Incapacity of a Member.*** A Member shall cease to have any power as a Member, any voting rights or rights of approval hereunder upon death, bankruptcy, insolvency, dissolution, assignment for the benefit of creditors, or legal incapacity; and each Member, its personal representative, estate, or successor upon the occurrence of any such event shall have only the rights, powers, and privileges of a transferee set forth in Section X and shall be liable for all obligations of such Member under this Agreement. In no event, however, shall a personal representative or successor become a substitute Member unless the requirements of Section X are satisfied.

G. ***No Action for Partition.*** No Member shall have any right to maintain any action for partition with respect to the Company Property.

H. ***Withdrawal of a Member.*** No Member may withdraw or resign as a Member.

I. ***Outside Activities.*** Each Member and each Affiliate of such Member shall be entitled to and may have other business interests and may engage in other business activities in addition to those relating to the Company, and may engage in the ownership, operation and management of businesses and activities for its own account and for the account of others, without having or incurring an obligation to offer any interest in such properties, businesses or activities to the Company or any other Member, and no other provision of this Agreement shall be deemed to prohibit any such person from conducting such other businesses or activities, including other investments in the Portfolio Company.

V.   CONTRIBUTIONS TO CAPITAL, CAPITAL ACCOUNTS AND UNITS.

A. ***Capital Accounts.*** An individual Capital Account shall be maintained for each Member and the Manager.

B. Capital Contributions of the Members. All or a portion of each Member's Capital Contribution in respect of its Investment Commitment Amount, shall be made upon the admission of such Member to the Company.

C.   Units. Each Member's interest in the Company shall be represented by Units of membership interest which shall be issued in respect of Capital Contributions made in respect of Investment Commitment Amounts. The price per Unit shall be $1.00. Fractional Units will not be issued.

VI.   EXPENSES.

A.   *Company Expenses.*

1.   The Portfolio Company shall be responsible for all operating expenses incurred in connection with the organization, syndication, formation, management, operations and liquidation of the Company, including without limitation all out-of-pocket costs and expenses incurred in the holding, purchase, sale or exchange of Securities, all legal, tax, audit and accounting fees and expenses, expenses associated with the Company's financial reports, tax returns and other tax forms and statements, any taxes, fees or other governmental charges levied against the Company, all liquidation costs, fees, and expenses, expenses for consulting services, bookkeeping services, out-of-pocket fees and expenses relating to outsourced finance, accounting, administrative and back-office services, out-of-pocket fees and expenses related to regulatory compliance, and all fees, costs and expenses relating to Arbitration, litigation and threatened litigation involving the Company, including the Company's indemnification obligation pursuant to this Agreement, and all other expenses properly chargeable to the activities of the Company (as reasonably determined by the Manager) (the "***Company Expenses***"). All Company Expenses shall be reimbursed by the Portfolio Company.

2.   The Portfolio Company shall reimburse the Manager as may be appropriate to give effect to the provisions of Section VI in the event that either such party pays an obligation that is properly the responsibility of the Company.

VII.   COMPANY ALLOCATIONS.

A.   ***Preferred Return on Capital Contribution.*** Members shall receive an eight percent (8%) preferred return on their capital contribution payable as set forth in this Section VII.A. and subject to the Order of Distributions set forth in Section VI.D.

1. ***Quarterly Distributions***. Members shall receive a quarterly distribution equal to Ninety Percent (90%) of the Company's Cash Available for Distribution pro rata in proportion to its Interests beginning the first quarter after payment of their capital contribution until each such Member's capital contributions have been returned in

full subject to the Order of Distributions as set forth in Section VI.D.

2. ***Accrual Period.*** All quarterly distributions due to Members in this Section VIII.A. shall be withheld by the Company and shall accrue in the individual Capital Accounts of the Members until the first quarter immediately following the period of twelve (12) months from the Closing of the purchase of the Real Property by the Portfolio Company subject to the Order of Distributions as set forth in Section VI.D. (the "Accrued Distributions").

B. ***Additional Preferred Return.*** After repayment of the Members' capital contributions, such Member shall receive 10% of the Company's Cash Available for Distribution pro rata in proportion to its Interests subject to the Order of Distributions set forth in Section VI.D.

C. ***Preferred Return upon Disposition.*** Upon Disposition of the Company and/or its assets, Members shall receive ten percent (10%) of the Company's Cash Available for Distribution pro rata in proportion to Interests.

D. ***Order of Distributions.***

1. First, to payment of any outstanding debts or obligations of the Portfolio Company;

2. Second, to the Portfolio Company's Reserve Fund totaling Ten Percent (10%) of the Cash Available for Distribution;

3. Third, to the Members pro rata in proportion to Interests, until each such Member's capital contributions have been returned as more fully described in Section VI.A.;

4. Fourth, to the Accrued Distributions of the Members pro rata in proportion to Interests in an amount to be determined by the Manager in its reasonable judgment to what, if any, the Portfolio Company's Cash Available for Distribution the current and anticipated needs, including, without limitation, needs for operating expenses, debt service, acquisitions, reserves, and mandatory distributions, if any; and

5. Fifth, to the Members pro rata in proportion to Interests, until each such Member's capital contributions have been returned as more fully described in Section VI.B.

E. ***Regulatory Allocations; Tax Allocations.***

1. ***Regulatory Allocations.*** Notwithstanding the allocations set forth in Section IV.A. profits, losses and items thereof shall be allocated to the Members in the manner and to the extent required by the Treasury Regulations under Section 704 of the Code, including without limitation, the provisions thereof dealing with minimum gain chargebacks, partner minimum gain chargebacks, qualified income offsets, partnership nonrecourse deductions, partner nonrecourse deductions, the provisions dealing with deficit capital accounts in Sections 1.704-2(g)(1), 1.704-2(i)(5), and 1.704-1(b)(2)(ii)(d), and any provisions dealing with allocations related to the forfeiture of a Unit. The Manager shall apply such provisions in its good faith

discretion based on advice from the Company's tax advisors.

2.   ***Tax Allocations.***   The income, gains, losses, and deductions of the Company shall be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses, and deductions among the Members for computing their Capital Accounts, except that if any such allocation is not permitted by the Code or other applicable law, the Company's subsequent income, gains, losses, and deductions shall be allocated among the Members for tax purposes to the extent permitted by the Code and other applicable law, so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.   Notwithstanding the previous sentence, such items shall be allocated among the Members in a different manner to the extent required by Code Section 704(c) and the Treasury Regulations thereunder (dealing with contributed property), Treasury Regulations Sections 1.704-1(b)(2)(iv)(f) (dealing with property having a book value different than its tax basis) and 1.704-1(b)(4)(ii) (dealing with tax credit items).   Allocations pursuant to this section are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of profits, losses, other items or distributions pursuant to any provisions of this Agreement.

F.   ***Compensation and Reimbursement of Members.***   No Member shall be required to perform services for the Company solely by virtue of being a Member. Unless approved by the Manager or otherwise provided in this Agreement, no Member shall perform services for the Company or be entitled to compensation for services performed for the Company; provided, however, the Members shall be allowed to perform services of the type and nature each respective business typically performs pursuant to a written contract between the Company and each respective Member. Any amounts approved to be paid to any Member pursuant to this section shall be deemed compensation for services when paid and shall not be treated as a distribution to the Member.

VIII.   <u>WITHDRAWALS BY AND DISTRIBUTIONS TO MEMBERS.</u>

A.   ***Interest.***   Except as otherwise provided in this Agreement, no interest shall be paid to any Member on account of its interest in the capital of or on account of its investment in the Company.

B.   ***Withdrawals by the Members.***   No Member may withdraw any amount from its Capital Account unless such withdrawal is made pursuant to this section or

C.   ***Members' Obligation to Repay or Restore.***   Except as required by law or by the terms of this Agreement, no Member shall be obligated at any time to repay or restore to the Company all or any part of any distribution made to it from the Company in accordance with the terms of this section.

D.   ***Discretionary Distributions.***   Subject to applicable law and any limitations contained elsewhere in this Agreement, the Manager may elect from time to time to make distributions to the Members, whether in the form of cash or Securities, and the amount and timing of such distributions will be determined by the Manager in its sole reasonable discretion. Subject to the limitations set forth in Section VII and elsewhere in this Agreement and subject to the establishment of reasonable reserves for actual or contingent liabilities, the entire amount available for distribution shall be apportioned to the Members (including the Manager, as applicable) pro rata based upon the number of Units held in determining final distribution amounts.

   E. *Limitation upon Distributions.* Notwithstanding Section VII:

    1. No distribution shall be declared and paid to a Member in violation of the Act. A Member who receives a distribution in violation of the Act shall be liable to the Company for the amount of the distribution to the extent provided in the Act.

    2. No distribution shall be made to a Member to the extent such distribution would create or increase a deficit in such Member's Capital Account.

IX. BOOKS, ACCOUNTING, TAX ELECTIONS, AND REPORTS.

   A. *Financial Accounting; Fiscal Year.* The books and records of the Company shall be kept by the Manager or its designee in accordance with the provisions of this Agreement and otherwise in accordance with the accounting methods followed by the Company for federal income tax purposes consistently applied. The Company's fiscal year shall be the calendar year.

   B. *Supervision; Inspection of Books.* Proper and complete books of account of the Company, copies of the Company's federal, state and local tax returns for each fiscal year, the Schedule of Members, this Agreement and the Company's Certificate shall be kept under the supervision of the Manager at the principal office of the Company. Such books and records shall be open to inspection by the Members, or their accredited representatives, at any reasonable time during normal business hours after reasonable advance notice for purposes reasonably related to the Member's interest as a Member. Such books and records shall be maintained by the Manager or its designee for a period of four (4) years following final liquidation of the Company.

   C. *Reports.* The Manager will provide periodic status reports on investments then held.

   D. *Tax Returns.* The Manager shall use its best efforts to cause the Company's federal, state and local tax returns, IRS Form 1065, Schedule K-1 and any other tax information reasonably requested by a Member, to be prepared and delivered to the Members within ninety (90) days after the close of the Company's fiscal year.

   E. *Partnership Representative.* (a) The Manager shall be designated the "partnership representative" within the meaning of Section 6223(a) of the Code (the "***Partnership Representative***") and the Partnership Representative shall be authorized to take any actions necessary under Treasury Regulations or other guidance to cause the Partnership Representative to be designated as such; (b) the Company and each Member agree that they shall be bound by the actions taken by the Partnership Representative, as described in Section 6223(b) of the Code; (c) the Members consent to the election set forth in Section 6226(a) of the Code and agree to take any action, and furnish Partnership Representative with any information necessary, to give effect to such election if Partnership Representative decides to make such election; (d) any imputed underpayment imposed on the Company pursuant to Section 6232 of the Code (and any related interest, penalties or other additions to tax) that Partnership Representative reasonably determines is attributable to one or more Members shall be promptly paid by such Members to the Company (pro rata in proportion to their respective shares of such underpayment) within fifteen days following its request for payment (and any failure to pay such amount shall result in a subsequent reduction in distributions otherwise payable to such Member plus interest on such amount calculated at the Prime Rate plus two percent (2%)) provided, that in making the determination of which Members (including former Members) any such imputed underpayment is attributable to, the Partnership Representative will allocate any imputed underpayment imposed on the Company (and any related interest, penalties, additions to tax and audit costs) among the Members in good faith taking into account each Member's particular status, including, for the avoidance of doubt, a Member's tax-exempt status shall each apply to the Manager in its capacity as Partnership Representative.

F. ***Taxation as Partnership.*** The Members agree, from the date of execution of this Agreement and during the continuance of this Agreement and effective as of the Effective Date, that the Company will be treated as a partnership for U.S. federal income tax purposes; provided, however, the Manager, by unanimous vote, may at any appropriate time also elect to be treated as a small business corporation ("S corporation") or a C Corporation for federal income tax purposes under the Code.

X. TRANSFERS OF MEMBERSHIP INTERESTS.

A. ***Transfer by Member.*** No Member shall sell, assign, pledge, mortgage, or otherwise dispose of or transfer its Units (including by distribution of its Units to its partners or members), directly or indirectly, without the prior written consent of the Manager, which consent may be granted or denied in the sole discretion of the Manager. In the case of a proposed transfer by a Member to an Affiliate of such Member, the Manager shall not unreasonably withhold its consent to such transfer. Any purported transfer or disposition of a Unit to which the Manager does not provide its written consent, or that is not otherwise made in accordance with this section, will be null and void and of no effect whatsoever, and any intended recipient of Units in violation of the provisions of this section will acquire no rights in such Units and will not be treated as a Member for any purpose.

B. ***Requirements for Transfer.*** Subject to the full and sole discretion of the Manager as to whether to consent to any given transfer or disposition of Units, no transfer or other disposition of Units shall be permitted unless and until:

1. the transferor and transferee shall have executed and delivered to the Manager such documents and instruments as may be necessary or appropriate in the opinion of the Manager or its counsel to effect such transfer;

2. the transferor and transferee shall have furnished the Manager with the transferee's taxpayer identification number, sufficient information to determine the transferee's initial tax basis in the Units to be transferred, and any other information reasonably

necessary to permit the Company to file all required federal and state tax returns and other legally required information statements or returns; and

3. the transferor shall have provided the Manager with an opinion of counsel that the transfer is:

    i. exempt from registration under the Securities Act and from the registration requirements of any state and will not violate any laws regulating the transfer of such securities;

    ii. will not result in the Company's termination within the meaning of Section 708 of the Code or similar rules that apply, unless such a transfer is otherwise approved by the Manager;

    iii. will not result in termination of the Company's partnership status for tax purposes or cause the Company to be treated as a "publicly traded partnership" within the meaning of Section 7704(b) of the Code;

    iv. will not cause 25% or more of the Company's Units to be held by "benefit plan investors," as that term is defined in ERISA or any regulations proposed or promulgated thereunder;

    v. will not require the Company, the Manager, or any member of the Manager to register as an investment adviser under the Investment Advisers Act of 1940, as amended (to the extent not already so registered);

    vi. result in a withholding tax obligation under Section 1446(f) of the Code;

    vii. will not result in a violation of any law, rule, or regulation by the Member, the Company, the Manager, or any member of the Manager; and

    viii. will not result in a violation of this Agreement.

    C. ***Substitution as a Member.*** A transferee of a Member's interest pursuant to this section shall become a substituted Member only with the consent of the Manager and only if such transferee (a) elects to become a substituted Member and (b) executes, acknowledges and delivers to the Company such other instruments as the Manager may deem necessary or advisable to effect the admission of such transferee as a substituted Member, including, without limitation, the written acceptance and adoption by such transferee of the provisions of this Agreement. No assignment by a Member of its interest in the Company shall release the assignor from its liabilities to the Company; *provided that* if the assignee becomes a Member as provided in this section, the assignor shall thereupon so be released (in the case of a partial assignment, to the extent of such assignment).

XI.   DISSOLUTION AND LIQUIDATION OF THE COMPANY.

    A. ***Dissolution Events.*** The Company will be dissolved upon the happening of any of the following events:

1. All or substantially all of the assets of the Company are sold, exchanged, or otherwise transferred (unless the Members agree by a Majority in Interest to continue the business of the Company, in which event the Company will continue until the Members agree to dissolve);

2. upon the affirmative vote or written election of those Members holding at least 70% of the Units;

3. The entry of a final judgment, order, or decree of a court of competent jurisdiction adjudicating the Company to be bankrupt and the expiration without appeal of the period, if any, allowed by applicable law in which to appeal; or

4. The entry of a decree of judicial or administrative dissolution or a dissolution pursuant to the Act.

B. ***No Dissolution upon Dissociation of Member.*** The Company shall not dissolve upon the Voluntary or Involuntary Dissociation of any Member.

C. ***Liquidation.*** Upon the happening of any of the events specified in Section X.A., the Manager, or any liquidating trustee elected by the Manager, will commence as promptly as practicable to wind up the Company's affairs unless the Manager or the liquidating trustee (either, the "Liquidator") determines that an immediate liquidation of Company assets would cause undue loss to the Company, in which event the liquidation may be deferred for a time determined by the Liquidator to be appropriate. Assets of the Company may be liquidated or distributed in kind, as the Liquidator determines to be appropriate. The Members will continue to share Company cash flow, profits, and losses during the period of liquidation in the manner set forth in this section. The proceeds from liquidation of the Company, including repayment of any debts of Members to the Company, and any Company assets that are not sold in connection with the liquidation will be applied in the following order of priority:

1. To payment of the debts and satisfaction of the other obligations of the Company, including without limitation debts and obligations owed to Members;

2. To the establishment of any reserves deemed appropriate by the Liquidator for any liabilities or obligations of the Company, which reserves will be held for the purpose of paying liabilities or obligations and, at the expiration of a period the Liquidator deems appropriate, will be distributed in the manner provided in Section VI; and

3. To the Members in shares equal to their Membership Interest in the Company.

D. ***Articles of Termination.*** Upon the dissolution and commencement of the winding up of the Company, the Manager shall cause Articles of Termination to be executed on behalf of the Company and filed with the Secretary of State, and the Manager shall execute, acknowledge, and file any and all other instruments necessary or appropriate to reflect the dissolution of the Company.

XII. REPRESENTATIONS AND WARRANTIES OF MEMBERS.

A. ***Investment Representation of the Members.*** To induce the Company to sell the Units to the Members, and with the understanding that the Company is relying on the following representations and warranties, each undersigned Member hereby makes the following representations and warranties to the Company:

1. ***Units Not Registered Under Securities Laws.*** The Member understands that this offer is being made pursuant to an exemption from registration with the Securities and Exchange Commission under the Securities Act for limited and non-public offerings, and pursuant to similar exemptions under certain state securities laws. Consequently, the terms of the offer have not been subject to review or comment by the Securities and Exchange Commission, the securities administrator of any state, or any other regulatory authority.

2. ***Units Acquired for Own Account.*** The Member is acquiring the Units for such Member's own account for investment and not with a view to, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the same.

3. ***Restrictions on Transfer of Units.*** The Member will not make any resales or other dispositions of the Units by means of any "general solicitation" or "general advertisement." The Member understands that pursuant to this Agreement, he will be restricted from transferring or making any other disposition of the Units unless, among other requirements, such transfer or disposition is registered or qualified under all applicable federal or state securities laws, or unless he has first delivered to the Company written opinion of qualified counsel, satisfactory to the Company, that such registration or qualification is not required. The Member understands that the certificate representing the Units, if any, will bear a legend evidencing the restrictions on transfer described herein.

4. ***Access to Information.*** Any and all information about the Company, its business and personnel that was requested by the Member has been made available by the Company, and the Member has had an opportunity to question and receive satisfactory answers from the officers of the Company in connection with such Member's proposed purchase of the Units.

5. ***Experience; Ability to Risk Loss.*** The Member has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of this investment. The Member is relying solely upon such Member's own investigation to determine whether to make an investment in the Company, and not upon any investigation or representations made by the Company or by any other Member. The Member understands that an investment in the Units of the Company involves high risk. The Member is capable of bearing all of the economic risks and burdens of this investment, including the possible loss of all capital contributed by

such Member. The Member has no need for liquidity in this investment. The Member has adequate net worth and means of providing for such Member's current needs and contingencies to sustain a complete loss of such Member's investment in the Company. The Member's overall commitment to investments that are not readily marketable is not disproportionate to such Member's net worth and such Member's investment in the Units of the Company will not cause such overall commitment to become excessive.

B. *No Assurances.* The Company has not made any representation or other assurance to the Member concerning the percentage of profit or the amount or type of consideration, profit or loss (including tax deductions), if any, to be realized by the Member as a result of an investment in the Units.

C. *Capacity and Authority to Contract.* The Member has full power and authority to execute, deliver and perform this Agreement in accordance with its respective terms. All corporate or other action necessary to authorize the execution, delivery and performance of this Agreement by the signatory hereto has been taken. This Agreement has been duly executed on behalf of the Member. The Member represents that it has not been organized, reorganized or recapitalized specifically for the purpose of investing in the Company.

XIII.   <u>VALUATION.</u>

A. *Valuation.* Subject to the specific standards set forth below, and whenever the Manager is required to do so pursuant to this Agreement or otherwise, the valuation of Securities and other assets and liabilities under this Agreement shall be at fair market value. Except as may be required under applicable Treasury Regulations, no value shall be placed on the goodwill or the name of the Company in determining the value of the interest of any Member or in any accounting among the Members.

1. The following criteria shall be used for determining the fair market value of equity Securities:

   i. If traded on one or more securities exchanges, including the NASDAQ Stock Market, the value shall be deemed to be the Securities' closing price on the principal of such exchanges on the valuation date.

   ii. If actively traded over the counter, the value shall be deemed to be the average of the closing bid and ask prices of such Securities on the valuation date.

   iii. If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Manager, taking into consideration the purchase price of the Securities, performance of and change in the financial condition of the investee company subsequent to the acquisition of the Securities, changes in relevant market conditions, and such other factor or factors as the Manager may deem relevant.

2. The value of debt Securities shall be the fair market value thereof, as determined in

good faith by the Manager.

3.   If the Manager in good faith determines that, because of special circumstances, the valuation methods set forth in this section do not fairly determine the value of a Security, the Manager shall make such adjustments or use such alternative valuation method as it reasonably deems appropriate.

B.   The Manager shall have the power at any time to determine, for all purposes of this Agreement, the fair market value of any assets and liabilities of the Company. It is currently anticipated that most of the Company's assets will generally be subject to restrictions on resale and generally will have no established trading market. The Manager will value substantially all of the Company's assets at fair value as determined in good faith by the Manager in accordance with its valuation policy.

XIV.   <u>MISCELLANEOUS.</u>

A.   *Dispute Resolution.* In the event a disagreement arises regarding any provision of this Agreement, the Parties hereto shall discuss the dispute within seven (7) days of delivery of written notice of the disagreement by one Party to the other. The Parties hereto agree to use good faith and reasonable business judgment to resolve the disagreement within twenty-one (21) days of such written notice. In the event that the Parties themselves do not resolve the dispute within twenty-one (21) days of notice of the dispute, the Parties hereto agree to submit the matter to binding arbitration. Any dispute or controversy arising under or in connection with this Agreement submitted to binding arbitration shall be done so in accordance with the requirements of the South Carolina Uniform Arbitration Act ("SCUAA") as then in effect. All arbitration proceedings shall be conducted in Greenville County, South Carolina. The arbitrators shall be selected as provided in the SCUAA and the arbitrators shall render a decision on any dispute within ninety (90) days after the last of the arbitrators has been selected. If either Party hereto fails to select an arbitrator with regard to any dispute submitted to arbitration under this section within thirty (30) days after receiving notice of the submission to arbitration of such dispute, then the other Party shall select an arbitrator for such non-selecting Party, and the decision of the arbitrators shall be final and binding upon all the Parties to the dispute, their personal representatives, legal representatives, heirs, successors and assigns. The prevailing Party in any such proceeding shall be entitled to reimbursement by the losing Party, in addition to any damages awarded, for all reasonable costs and expenses, including attorneys' fees, incurred in any such proceeding. Nothing contained in this Section shall preclude any Party hereto from seeking injunctive relief through a court of competent jurisdiction in connection with the arbitration, and the prevailing Party shall also be entitled to reimbursement by the losing Party for all reasonable fees and costs, including attorneys' fees, incurred in the proceedings seeking injunctive relief.

B.   *Notices.* The Manager will notify the Members of any change in the name, principal, or registered office or registered agent of the Company. Any notice or other communication required by this Agreement must be in writing. Notices and other communications will be deemed to have been given when delivered by hand or dispatched by means of electronic facsimile transmission or nationally recognized air courier, or on the third (3rd) business day after being deposited in the United States mail, postage prepaid. In each case, notice hereunder shall be addressed to the Member to whom the notice is intended to be given at such Member's address set forth on <u>Schedule A</u> to this Agreement or, in the case of the Company, to its principal place of business. A Member may change its notice address by notice in writing to the Company and to each other Member given in accordance with this Section.

C. *Amendments.* Except with respect to amendments required to comply with the Treasury Regulations and to maintain the validity of the tax allocations, no amendment to this Agreement or to the Articles of Organization will be valid or binding upon the Manager, Members, or the Company, nor will any waiver of any term of this Agreement be effective, unless approved in writing and signed by the Manager and by the unanimous consent of the Members.

D. *Further Assurances.* The Parties hereto covenant and agree that they will execute such other and further instruments and documents as are or may become necessary or convenient from time to time to effectuate and carry out the letter and intent of this Agreement.

E. *Domestic Proceeding Disclosure.* Any Member named in a domestic proceeding shall disclose in any list of assets compiled in connection with such proceeding a statement to the effect that such Member's Membership Interest in the Company is subject to certain rights of the other Members under the terms of this Agreement.

F. *Survival of Rights.* Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the Parties, their successors, heirs, legal representatives and assigns.

G. *Interpretation and Governing Law.* When the context in which words are used in this Agreement indicates that such is the intent, words in the singular number shall include the plural and vice versa. The masculine gender shall include the feminine and neuter, and vice versa. Titles or captions of Articles and Sections contained in this Agreement are inserted only as a matter of convenience and for reference, and in no way define, limit, extend, or interpret the scope or the intent of this Agreement or any particular Article or Section. This Agreement shall be governed and construed in accordance with the laws of the State of South Carolina without giving effect to the conflicts of laws provisions thereof. The Parties specifically agree to submit to and be bound by the jurisdiction of the courts, either federal or state, in Greenville County, South Carolina.

H. *Severability.* If any provision, sentence, phrase, or word of this Agreement or the application thereof to any person or circumstance shall be held invalid or unenforceable, the remainder of this Agreement, or the application of such provision, sentence, phrase, or word to persons or circumstances, other than those as to which it is held invalid or unenforceable, shall not be affected thereby.

I. *Agreement in Counterparts; Electronic Signatures.* This Agreement may be executed in several counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same instrument. In addition, this Agreement may contain more than one counterpart of the signature pages and this Agreement may be executed by the affixing of the signatures of each of the Members to one of such counterpart signature pages; all of such signature pages shall be read as though one, and they shall have the same force and effect as though all of the signers had signed a single signature page. For purposes of this Agreement, use of a facsimile, e-mail, or other electronic medium shall have the same force and effect as an original signature.

J. ***Creditors Not Benefited.*** Nothing in this Agreement is intended to benefit any creditor of the Company or of any Member. No creditor of the Company or of any Member will be entitled to require the Manager to solicit or accept any loan or additional capital contribution for the Company or to enforce any right which the Company or any Member may have against a Member, whether arising under this Agreement or otherwise.

K. ***No Waiver.*** The failure of any Party to insist upon strict performance of any covenant or obligation under this Agreement shall not be a waiver of such Party's right to demand strict compliance therewith in the future.

L. ***Entire Agreement.*** This Agreement constitutes the entire agreement between the Parties hereto with respect to the transactions contemplated herein and supersedes all prior understandings or agreements between the Parties.

M. ***Time of the Essence.*** Time is of the essence with respect to each and every covenant, agreement and obligation under this Agreement.

IN WITNESS WHEREOF, the undersigned, being the Manager of the Company, have caused this Operating Agreement to be duly adopted by the Company and do hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Operating Agreement, effective as of the date first written above.

MANAGER:
TRADE STREET SOCIAL, LLC
a South Carolina limited liability company.

DocuSigned by:

_____
01F2A4FA0A72414...
By: Nathaniel Tomforde, as Manager of
Crafted Community Concepts, LLC, as
Manager

The Company hereby executes this Agreement for the purposes of becoming a party hereto and agreeing to perform its obligations and duties hereunder and being entitled to enjoy its rights and benefits hereunder to be effective as of the day and year first aforesaid.

COMPANY:

Trade Street Social SPV, LLC

DocuSigned by:

_____
01F2A4FA0A72414...
Nathaniel Tomforde, as Manager of Crafted Community
Concepts, LLC, as Manager

IN WITNESS WHEREOF, the undersigned, Member of the Company, have caused this Operating Agreement to be duly adopted by the Company and do hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Operating Agreement, effective as of the date first written above.

MEMBER:

Entity: _____

    (if applicable)

By: _____

    (Signature)

Name: _____

Title: _____

SCHEDULE A
TRADE STREET SOCIAL SPV, LLC
MEMBERS AND MEMBERSHIP INTERESTS

As of the date of this Agreement, the following is a true and correct list of Members of the Company and the Members' Capital Contributions, Membership Interest, Voting Interest, Profit Percentage, and Loss Percentage.

NOTE: All Membership Interests are subject to the terms, conditions and restrictions set forth in this Agreement as it now exists or may be amended. Any certificate of transfer of Membership Interests of a Member shall specifically incorporate the terms, conditions and restrictions of this Agreement and note that the Agreement is on file at the principal office of the Company.

Member	Capital Contribution	Number of Units
Name Address E-mail	$_____	_____
Name Address E-mail	$_____	_____
Name Address E-mail	$_____	_____
Name Address E-mail	$_____	_____
Name Address E-mail	$_____	_____
Name Address E-mail	$_____	_____
Name Address E-mail	$_____	_____
Name Address E-mail	$_____	_____

EXHIBIT 1
TRADE STREET SOCIAL SPV, LLC

ARTICLES OF ORGANIZATION

CERTIFIED TO BE A TRUE AND CORRECT COPY
AS TAKEN FROM AND COMPARED WITH THE
ORIGINAL ON FILE IN THIS OFFICE

Apr 28 2023
REFERENCE ID: 1294173

Mark Hammond
SECRETARY OF STATE OF SOUTH CAROLINA

Filing ID: 230428-0939085

Filing Date: 04/28/2023

STATE OF SOUTH CAROLINA
SECRETARY OF STATE

ARTICLES OF ORGANIZATION
Limited Liability Company -- Domestic

The undersigned delivers the following articles of organization to form a South Carolina limited liability company pursuant to S.C. Code of Laws Section 33-44-202 and Section 33-44-203.

1. The name of the limited liability company (Company ending must be included in name*)

   Trade Street Social SPV, LLC

   *Note: The name of the limited liability company must contain one of the following endings: "limited liability company" or "limited company" or the abbreviation "L.L.C.", "LLC", "L.C.", "LC", or "Ltd. Co."

2. The address of the initial designated office of the limited liability company in South Carolina is
   2 Roanoke Way

   (Street Address)

   Greenville, South Carolina 29607

   (City, State, Zip Code)

3. The initial agent for service of process is

   The K H Jones Law Firm

   (Name)

   (Signature of Agent)

   And the street address in South Carolina for this initial agent for service of process is:
   1 North Main Street, 4th Floor

   (Street Address)

   Greenville   South Carolina 29601
   (City)   (Zip Code)

4. List the name and address of each organizer. Only one organizer is required, but you may have more than one.
   (a)
   Kelley H Jones Esquire
   (Name)
   1 North Main Street, 4th Floor

   (Street Address)

   Greenville, South Carolina 29601

   (City, State, Zip Code)

Form Revised by South Carolina Secretary of State, August 2016
SC Secretary of State
Mark Hammond

CERTIFIED TO BE A TRUE AND CORRECT COPY
AS TAKEN FROM AND COMPARED WITH THE
ORIGINAL ON FILE IN THIS OFFICE

Apr 28 2023
REFERENCE ID: 1294173

Mark Hammond
SECRETARY OF STATE OF SOUTH CAROLINA

Trade Street Social SPV, LLC

Name of Limited Liability Company

(b)

_____
(Name)

_____
(Street Address)

_____
(City, State, Zip Code)

5. ☐ Check this box only if the company is to be a term company. If the company is a term company, provide the term specified. _____

6. ☐ Check this box only if management of the limited liability company is vested in a manager or managers. If this company is to be managed by managers, include the name and address of each initial manager.

(a)

_____
(Name)

_____
(Street Address)

_____
(City, State, Zip Code)

(b)

_____
(Name)

_____
(Street Address)

_____
(City, State, Zip Code)

7. ☐ Check this box only if one or more of the members of the company are to be liable for its debts and obligations under Section 33-44-303(c). If one or more members are so liable, specify which members, and for which debts, obligations or liabilities such members are liable in their capacity as members. This provision is optional and does not have to be completed.

8. Unless a delayed effective date is specified, these articles will be effective when endorsed for filing by the Secretary of State. Specify any delayed effective date and time _____.

Form Revised by South Carolina Secretary of State, August 2016

CERTIFIED TO BE A TRUE AND CORRECT COPY
AS TAKEN FROM AND COMPARED WITH THE
ORIGINAL ON FILE IN THIS OFFICE

Apr 28 2023
REFERENCE ID: 1294173

Mark Hammond
SECRETARY OF STATE OF SOUTH CAROLINA

Trade Street Social SPV, LLC

Name of Limited Liability Company

9. Any other provisions not consistent with law which the organizers determine to include, including any provisions that are required or are permitted to be set forth in the limited liability company operating agreement may be included on a separate attachment. Please make reference to this section if you include a separate attachment.

10. Each organizer listed under number 4 <u>must</u> sign.

Kelley H. Jones
_____
Signature of Organizer

Date: 04/28/2023 _____

_____
Signature of Organizer

Date: _____

Form Revised by South Carolina Secretary of State, August 2016

EXHIBIT A

That certain tract or parcel of land located in the County of Greenville, South Carolina and more commonly known as 315 Trade Street, South Carolina 29651 and having the Tax ID G020000401100.



NOTICE:
THIS AGREEMENT IS SUBJECT TO ARBITRATION PURSUANT TO THE SOUTH CAROLINA UNIFORM ARBITRATION ACT, SECTION 15-48-10, ET SEQ., CODE OF LAWS OF SOUTH CAROLINA, 1976 (AS AMENDED) AND THE FEDERAL ARBITRATION ACT (9 U.S.C. §1, ET SEQ.)

OPERATING AGREEMENT OF

TRADE STREET SOCIAL, LLC

MEMBERSHIP INTERESTS IN THIS LIMITED LIABILITY COMPANY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. MEMBERSHIP INTERESTS ACQUIRED BY MEMBERS MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT OF THE MEMBERSHIP INTERESTS UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND SUCH STATE LAWS AS MAY BE APPLICABLE, OR DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED ADDITIONAL RESTRICTIONS ON TRANSFER OF THE MEMBERSHIP INTERESTS ARE SET FORTH IN THIS AGREEMENT.

OPERATING AGREEMENT OF
TRADE STREET SOCIAL, LLC

A Manager-Managed Limited Liability Company

THIS OPERATING AGREEMENT OF Trade Street Social, LLC (this "Agreement"), effective as of the date first set forth in Section 1.1 of this Agreement, is entered into by and between the Member(s) listed in Schedule A attached hereto (the "Members"), the Manager(s) listed in Article III (the "Managers"), and Trade Street Social, LLC, a South Carolina limited liability company (the "Company"). The Members, Managers and the company may be referred to herein individually as a "Party" or collectively as the "Parties". This Agreement shall supersede and replace any pre-existing operating agreement of the Company, whether written or oral.

RECITALS:

WHEREAS, the Company has been formed as a limited liability company under South Carolina law for the purposes hereinafter set forth; and

WHEREAS, the Parties desire to ratify the formation of the Company and to set forth their respective rights and duties relating to the Company on the terms provided in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereto do hereby agree as follows:

I. FORMATION OF THE COMPANY.

A. *Formation*. The Company was founded on the 27th day of January, 2023 upon filing the Articles of Organization of the Company with the Secretary of State of the State of South Carolina in accordance with the provisions of the South Carolina Uniform Limited Liability Company Act of 1996 (the "Act). The filed Articles of Organization are attached hereto as Exhibit 1 and incorporated herein by this reference.

B. *Name.* The name of the Company is Trade Street Social, LLC. By unanimous agreement, the Managers may change the name of the Company from time to time as they deem advisable, provided appropriate amendments to this Agreement and the Articles of Organization and necessary filings under the Act are first obtained.

C. *Registered Office and Registered Agent.* The current registered agent of the Company is The K H Jones Law Firm, LLC and the office of the current registered agent of the Company is 33 Market Point Drive, Greenville, SC 29607. The Managers may from time to time designate a successor registered agent and registered office for the Company by unanimous written consent.

D. *Principal Place of Business.* The principal place of business of the Company will be located at 315 Trade Street, Greer, SC 29651, or at such other place or places as the Managers may from time to time deem necessary or advisable by unanimous agreement.

     E.   ***Purposes and Powers.*** The following shall be the purpose of the Company (the "Company Purpose"):

     1.   The Company is being formed to acquire, finance, mortgage, maintain, operate, manage, lease, market, and sell the Real Property and design, develop, construct, and operate the Project.

     2.   In addition, the Company is being formed for the purpose of engaging in any lawful act or activity for which a limited liability company may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing.

     F.   ***Term.*** The Company shall continue to exist until terminated as provided in this Agreement or otherwise in accordance with the Act.

     G.   ***Nature of Members' Interests or Units.*** The Interests and Units in the Company shall be personal property for all purposes. Legal title to all Company assets shall be held in the name of the Company. No Member and no successor, Manager, or assignee of any Member shall have any right, title, or interest in or to any Company property or the right to partition any real property owned by the Company. Interests or Units may, but need not necessarily, be evidenced by a certificate of ownership interest issued by the Company, in such form as the Board may determine. As of the date of this Agreement, the capital structure of the Company shall consist of the number of Units and Classes of Units set forth on Schedule A hereto. The Company's Classes of Units shall have the relative rights, privileges, preferences, restrictions, and limitations as provided in this Agreement.

II.   <u>DEFINITIONS.</u>

The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein):

     A.   *"Act"* means the South Carolina Uniform Limited Liability Company Act of 1996, as amended from time to time.

     B.   *"Adjusted Capital Account Deficit"* means, with respect to any Member, the deficit balance, if any, in the Member's Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments: (i) the deficit shall be decreased by amounts which the Member is obligated to restore pursuant to this Agreement (if any) or is deemed obligated to restore pursuant to the Code or Treasury Regulations; and (ii) the deficit shall be increased by the items described in Treasury Regulations §§ 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

     C.   *"Agreement"* means this Operating Agreement, as it may be amended from time to time by the unanimous vote of the Class A Members.

D. "*Articles of Organization*" means the Articles of Organization of the Company filed with the South Carolina Secretary of State, as amended or restated from time to time.

E. "*Capital Account*" means, with respect to each Member or assignee of a Member, the capital account maintained for such Member in accordance with Section V.

F. "*Capital Contribution*" means the total amount of cash and the fair market value of any other assets contributed (or deemed contributed under Treasury Regulations) to the Company by or on behalf of a Member, net of liabilities assumed or to which the assets are subject.

G. "*Cash Available for Distribution*" means, for any Fiscal Year (as defined below) or other period, the gross cash revenues and receipts (including proceeds from capital events including a sale of and/or financing with respect to the Property, the Property Owner and/or the Company) of the Company for such Fiscal Year or other period and any cash previously set aside by the Company as reserves that in the reasonable determination of the Manager is no longer required to be reserved by the Company, less the portion thereof used during such Fiscal Year or other period to pay, or to establish reasonable working capital and other reserves for, all Company and Property expenses, including, without limitation, property taxes and insurance, interest and principal payments on indebtedness, , the Management Fee (as defined below), Lender required reserves (including interest and operating expenses), capital improvements, replacements, contingencies, any fees set forth herein, and other cash requirements, all as may be reasonably determined by the Manager. "Cash Available for Distribution" will not be reduced by depreciation, amortization or similar non-cash allowances.

H. "*Class*" means and refers to a particular class of Units, as more fully described in Section IV.B. and the other provisions of this Agreement. As of the date of this Agreement, the Company has three authorized Classes of Units: Class A Units and Class B Units.

I. "*Class A Member*" means any Member holding any Class A Units.

J. "*Class A Unit*" means a Unit that has the respective rights, benefits and obligations specified with respect to Class A Units in this Agreement.

K. "*Class B Member*" means any Member holding any Class B Units.

L. "*Class B Unit*" means a Unit that has the respective rights, benefits and obligations specified with respect to Class B Units in this Agreement.

M. "*Code*" means the Internal Revenue Code of 1986, as amended from time to time (and any corresponding provisions of succeeding law).

N. "*Company Minimum Gain*" means an amount equal to the Company minimum gain, as determined in accordance with Treasury Regulations §1.704-2(d).

O. "*Company Property*" means all real, personal, tangible or intangible property of any type and kind owned or held from time to time by the Company.

P. "*Distribution*" means any money or other property distributed to a Member with respect to the Member's Membership Interest but shall not include any payment to a Member for materials or services rendered nor any reimbursement to a Member for expenses incurred by such Member in accordance with this Agreement.

Q. *"Fiscal Year"* means an annual accounting period ending December 31st of each year during the term of the Company, unless otherwise specified by the Managers.

R. "*Interest*" means all of a Member's ownership interest (within the meaning of the Act) and legal and equitable rights as an owner in the Company, including, without limitation, the Member's share of the profits and losses of the Company, the right to receive distributions of the Company's assets, any right to vote and any rights to participate in the management of the Company as provided in the Act and this Agreement.

S. *"Majority in Interest"* means a combination of any Members who, in the aggregate, own more than fifty-one percent (51%) of the Membership Interests or Units of all Class A Members.

T. *"Manager"* means each Person executing this Agreement as a Manager, any other Person that succeeds such Manager or any other Person elected to act as Manager of the Company as provided in this Agreement. *"Managers"* refers to such Persons as a group.

U. *"Member"* means each Person designated as a member of the Company on <u>Schedule A</u>, or any additional person admitted as a Member of the Company in accordance with the terms of this Agreement or the Act. "*Members*" means all of such Persons as a group.

V. *"Member Minimum Gain"* means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Company nonrecourse liability, as determined in accordance with Treasury Regulations § 1.704-2.

W. *"Member Nonrecourse Debt"* shall have the same meaning as the term "partner nonrecourse debt" set forth in Treasury Regulations § 1.704-2(b)(4).

X. *"Member Nonrecourse Deductions"* shall have the meaning set forth in Treasury Regulation Section 1.704-2(i).

Y. *"Membership Interest"* means the ownership interest of a Member in the Company, including the Member's share of profits and losses, distributions and allocations of Company items, any right to vote, any right to participate in the management of the Company and the Member's rights and obligations with respect to the Company in accordance with this Agreement and the Act. For purposes of this Agreement, each Member's Membership Interest shall be expressed as the percentage and set forth in <u>Schedule A</u>.

Z. *"Nonrecourse Deductions"* shall have the meaning set forth in Treasury Regulation Section 1.704-2(b)(1).

AA. *"Person"* means an individual, a trust, an estate, a domestic corporation, a foreign corporation, a professional corporation, a partnership, a limited partnership, a limited liability company, a foreign limited liability company, an unincorporated association, custodian, trustee, executor, personal representative, legal representative, administrator, nominee or any other entity or person, and any individual or entity acting in a representative capacity.

BB. *"Project"* means a multi-purpose entertainment venue, featuring a kitchen, bar, indoor/outdoor seating, and various entertainment options such as golf simulators, duckpin bowling, and an arcade at the Real Property.

CC. *"Real Property"* means that certain tract or parcel of land located in the County of Greenville, South Carolina and more commonly known as 315 Trade Street, South Carolina 29651 and having the Tax ID G020000401100 and further shown on Exhibit A, attached hereto and incorporated herein by reference together with all rights, ways, alleys, easements and appurtenances thereto.

DD. *"Real Property Owner"* means the Company.

EE. "*Reserves*" means all funds set aside and amounts allocated to reserves in amounts determined by the Managers for working capital and to pay taxes, insurance, loans, or other costs or expenses incident to the ownership or operation of the Company's business, liabilities of the Company not yet due, and/or future or contingent liabilities of the Company.

FF. *"Transfer"* means any sale, exchange, gift, bequest, delivery, assignment, pledge, security interest, or other alienation, disposition, or transfer of a Membership Interest or any interest therein, including without limitation, any distribution by an executor, personal representative, trustee, or any other legal representative.

GG. *"Treasury Regulations"* means any proposed, temporary, and final regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

HH. *"Unit"* or *"Units"* means each of the Units, which collectively constitute all of the Interests in the Company. Each individual Unit constitutes a fractional part of the Interest of each Member in the Company representing the relative interest, rights and obligations a Member has with respect to certain economic rights, voting, and other items pertaining to the Company as set forth in this Agreement. Unless otherwise provided herein, references in this Agreement to "Units" of a Member includes all or the portion of such Member's Interest that is represented by or attributable to, or otherwise relates to, such Units. Whole, as well as fractional, numbers of Units may be issued by the Company and/or owned by Members and other transferees of Units. Each Member's numbers and Class of Units are set forth in Schedule A attached hereto, as such Schedule A may be amended from time to time to reflect transfers or additional issuances of Units in accordance with the terms of this Agreement.

III. MANAGEMENT OF THE COMPANY.

A. *The Managers.* The Company shall be managed by one (1) manager, who may, but need not be, a Member. Crafted Community Concepts, LLC is hereby designated to serve as the initial Manager for the Company. The Manager(s) shall have full and complete authority, power, and discretion to manage and control the business and affairs of the Company, to make all decisions with respect thereto and enter into transactions on behalf of the Company for carrying on the Business, and to perform any and all other acts customary or incident to the management of the Company's Business, except only as to those acts as to which approval by the Members is not required by the Articles of Organization, this Agreement, the Act, or other applicable law. The Manager(s) may delegate responsibility for the day-to-day management of the Company to any Person retained by the Manager(s) who shall have and exercise on behalf of the Company all powers and rights necessary or convenient to carry out such management responsibilities. Except as otherwise provided in this Agreement and without limiting the generality of the foregoing, the Manager(s) shall have the power and authority (subject to limitations set forth herein) on behalf of the Company to:

1. Purchase liability and other insurance to protect the Company and the Members;

2. Enter into, make, and perform contracts, agreements, and other undertakings binding on the Company that may be necessary, appropriate, or advisable in furtherance of the Purposes of the Company and make all decisions and waivers there under;

3. Employ accountants, legal counsel, managing agents, money managers, and other advisors to perform services for the Company and to compensate them out of Company Property;

4. Screen, interview, and examine staff and personnel to be employed by the Company;

5. Open and maintain bank and investment accounts and arrangements, draw checks, letters of credit, and other orders for payment of money and give instructions with respect to those accounts and arrangements;

6. Pay debts and obligations of the Company to the extent that Company Property is available;

7. Sell, purchase, lease, rent, repair, partition, develop, improve, subdivide or otherwise deal with any assets, including Company Property;

8. Collect sums due the Company and bring suit on the Company's behalf or defend the Company in any action, and compromise, settle, collect, and otherwise represent, prosecute and defend the legal rights and interests of the Company; and

9. Perform all other acts as may be necessary or appropriate to the conduct of the Company's business, and to execute, acknowledge, verify and deliver any or all instruments desirable to effectuate any of the foregoing.

B. ***Indemnification of Managers.*** The Company shall indemnify the Manager(s) for any act performed by him within the scope of authority conferred on the Manager(s) by this Agreement, unless such act constitutes grossly negligent or reckless conduct, intentional misconduct, or a knowing violation of law, and the Company may advance funds to the Manager to defray or to reimburse expenses incurred by a Manager upon the receipt by the Company of the signed statement of such Manager agreeing to reimburse the Company for such advance in the event it is ultimately determined that such Manager is not entitled to be indemnified by the Company against such expenses. The provisions of this Section shall apply also to any Person to whom the Members have delegated management authority as provided in Section III.A., whether or not such Person is a Manager or Member.

C.   ***Limitation on Liability.***   Except as otherwise provided in the Act, by applicable law or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager. So long as a Manager acts in good faith with respect to the conduct of the business and affairs of the Company, such Manager shall not be liable or accountable to the Company or to any of the Members, in damages or otherwise, for any error of judgment, for any mistake of fact or law, or for any other act or thing which the Manager may do or refrain from doing in connection with the business and affairs of the Company, except as provided in the Act for: (i) acts or omissions which a Manager knew at the time of the acts or omissions were clearly in conflict with the interests of the Company; (ii) any transaction from which a Manager derived an improper personal benefit; or (iii) acts or omissions occurring prior to the date this provision becomes effective. If the Act is amended to authorize further elimination of or limitations on the liability of the Manager, then the liability of the Manager shall be eliminated or limited to the fullest extent permitted by the Act as so amended. Any repeal or modification of this Section shall not adversely affect the right or protection of a Manager existing at the time of such repeal or modification. The provisions of this Section shall apply also to any Person to whom the Members have delegated management authority as provided in Section III.A., whether or not such Person is a Manager or Member.

D.   ***Expenses.***   The Managers shall be reimbursed for expenses reasonably incurred, and advances reasonably made, in furtherance of the business of the Company.

E.   ***Duty of Confidentiality.***   Each Manager hereby warrants, covenants and agrees that he will not furnish, divulge, communicate, use to the detriment of the Company or use for the business of any other Person, any of the Company's confidential information, including but not limited to pricing information, data, sales methods, know how, processes, licenses, trade secrets, names of clients, client lists, names of Members, or the partners, shareholders, members or other principals of any Member, future plans, accounting, marketing, financial data, or contract information. Each Manager agrees to return all documents which contain any confidential information and all copies of such documents upon request by the Company.

F.   ***Devotion of Time / Outside Activities.***   Each of the Managers must devote such time and attention to the business of the Company as is required to fulfill his or her duties as a Manager. Managers may engage in business and investment activities outside the Company, and neither the Company nor any Members have any rights to the property, profits or benefits of such activities.

G.   ***Manager Deadlock.***   In the event the Managers are not able to approve any decision or action required of the Managers such decision or action will be made by the vote or consent of a Majority in Interest of the Class A Members.

H.   ***Restrictions on Authority of Managers; Major Decisions.***   Except as otherwise specifically set forth in this Agreement, the Managers will not enter into (or commit to), or permit, any of the following decisions ("***Major Decisions***") without the approval by the unanimous consent of the Class A Members:

     1.   any merger, liquidation, winding up or sale of any of the Company's assets;

     2.   amendment of this Agreement or the Articles of Organization;

     3.   admission of additional or substitute Members to the Company except as otherwise provided herein;

4.   change or reorganize the Company into any other legal form, including a merger, consolidation, plan of reorganization;

5.   incurrence of expenditures in excess of $100,000.00, except in the ordinary course of business;

6.   borrow money on behalf of the Company, from one or more Members;

7.   authorize the Company to do any acts in contravention of this Agreement;

8.   issuance of additional Membership Interests in the Company, and in the event of such issuance, each Member shall be entitled to purchase additional Membership Interests to maintain its pro rata ownership in the Company.

I.   *Term of Managers.* Each Manager is to serve in that capacity until the person serving in that capacity resigns or is removed from that position pursuant to the terms of this Agreement. Notwithstanding the above, any Manager can be removed for any of the following reasons: (a) material breach of this Agreement, or any other agreement for the benefit of the Company to which the Manager is a party, by the Manager; (b) conviction of the Manager for a crime involving fraud, dishonesty or moral turpitude as determined by a Majority in Interest of the Class A Members; (c) the willful failure or refusal of the Manager to follow the lawful and proper directives of the Company; (d) willful malfeasance or knowing misconduct by the Manager which causes material damage to the Company or any of its respective businesses, executives, officers, directors, members, employees or affiliates; (e) the Manager engaging in any act of fraud, embezzlement or theft in connection with service to the Company; or (f) by the unanimous consent of the Class A Members to remove such Manager. Additionally, if a Manager is also a Member of the Company (the "Member/Manager") and the Member/Manager dissociates, is expelled, transfers his or her Membership Interest, or is no longer deemed to be a Member for any other reason, then the Member/Manager shall automatically be removed as a Manager of the Company effective as of the date the Member/Manager is no longer determined to be a Member of the Company.

J.   *Compensation.* The Manager shall be entitled to receive a management fee for managing the concept of the Company, which shall be equal to 3% of the total annual sales earned as a result of the Company business operations, services performed, or merchandise sold. Further, a Majority in Interest of the Class A Members may from time to time approve additional payments of compensation by the Company to the Managers as set forth on Schedule B, attached hereto and made a part hereof. Schedule B shall be amended from time to time to reflect any changes to the compensation terms as approved by a Majority in Interest of the Class A Members.

IV.   RIGHTS AND OBLIGATOINS OF MEMBERS.

A.   *Names and Addresses of Members.* The names, addresses, and number of Units of each Class of each Member shall be set forth in Schedule A, attached hereto and made a part hereof. Schedule A shall be amended from time to time to reflect Persons subsequently admitted as Members, if any, and their respective number of Units of each Class, and to reflect any other changes in the Company's membership.

B.   Classes of Units. There shall be two (2) separate classes of Units in the Company, in each case, with the rights and privileges as are specified in this Agreement. The Ownership Interest of the Interest Owners in the Company shall be represented by Units of different classes as follows:

> **1.   Class A Units.** Each Class A Unit shall represent an Ownership Interest in the Company, shall be designated as a Class A Unit of the Company, and shall be entitled to distributions and allocations provided in this Agreement.

> **2.   Class B Units.** Each Class B Unit shall represent an Ownership Interest in the Company, shall be designated as a Class B Unit of the Company, shall be issued in exchange for a Capital Contribution, and shall be entitled to the distributions and allocations provided therefore in Section IV.A. Class B Units shall be nonvoting.

C.   Voting. Each Class A Unit shall entitle the holder thereof to cast one vote on any matter on which all Class A Members are entitled to vote as expressly stated in this Agreement. Class B Units shall be nonvoting.

D.   *No Management by Members.* The Members in their capacity as Members shall not take part in the management or control of the business, nor transact any business for the Company, nor shall they have power to sign for or to bind the Company unless specifically stated in this Agreement or authorized by the Managers.

E.   *Election of Managers.* The Class A Members shall have the power by the action of the unanimous vote to elect a Person to serve as a Manager to replace any Manager no longer able to serve in such capacity due to such Manager's death, resignation, or a unanimous vote of the Class A Members to remove such Manager.

F.   *Action by Class A Members.* Any action to be taken by the Class A Members under the Act or this Agreement may be taken (i) at a meeting of Class A Members held on such terms, and after such notice as the Managers may establish; provided, however, that notice of a meeting of Class A Members must be given to all Members entitled to vote at the meeting at least ten (10) days before the date of the meeting; or (ii) by written action of a Majority in Interest of the Class A Members; provided, however, that any action requiring the consent of all Class A Members under this Agreement, the Act, or other applicable law taken by written action must be signed by all Class A Members. No notice need be given of action proposed to be taken by written action, or an approval given by written action, unless specifically required by this Agreement, the Act, or other applicable law. Such written actions must be kept with the records of the Company.

G.   *Limited Liability.* Except as required under the Act or any other provision of this Agreement, no Member shall be liable for the debts, liabilities or obligations of the Company beyond such Member's total Capital Contributions, including without limitation obligations for federal and state income taxes and any South Carolina taxes. Except as otherwise specifically provided in this Agreement or under the Act, no Member shall be required to restore a deficit capital account upon the dissolution of the Company or the liquidation of any of their Membership Interests. Except as required by the Act, no Member shall have any liability for the return of the Capital Contribution of any other Member.

H. *Bankruptcy or Incapacity of a Member.* A Member shall cease to have any power as a Member, any voting rights or rights of approval hereunder upon death, bankruptcy, insolvency, dissolution, assignment for the benefit of creditors, or legal incapacity; and each Member, its personal representative, estate, or successor upon the occurrence of any such event shall have only the rights, powers, and privileges of a transferee set forth in Section VIII.I. and shall be liable for all obligations of such Member under this Agreement. In no event, however, shall a personal representative or successor become a substitute Member unless the requirements of Section VIII.H. are satisfied.

I. *No Action for Partition.* No Member shall have any right to maintain any action for partition with respect to the Company Property.

V.   CONTRIBUTIONS TO CAPITAL, CAPITAL ACCOUNTS AND LOANS.

A. *Initial Capital Contributions and Issuance of Membership Interests or Units.* Each Member agrees to contribute or has contributed cash or property to the Company in the amount set forth as the initial Capital Contribution of such Member on Schedule A. Each Member shall initially be issued the number of Units of each Class of each Member as set forth on Schedule A.

B. *Additional Capital Contributions.* Unless such Member otherwise agrees in writing, a Member has no obligation to make any Capital Contribution to the Company beyond the Capital Contributions described in this Section or any additional Capital Contribution that might be required with respect to a tax audit of the Company as provided in Section VI below. A Member shall not be entitled to interest on any Capital Contributions, or to a return of any Capital Contributions, except as specifically provided in this Agreement.

C. *No Interest on Capital Contributions.* No interest shall be paid on any contribution to the capital of the Company.

D. *Capital Accounts.* A Capital Account shall be established for each Member and shall be credited with each Member's initial and any additional Capital Contributions. A Member who has more than one interest in the Company shall have a single Capital Account that reflects all such interests, regardless of the class of interest owned and regardless of the time or manner in which the interests were acquired.

E. *Loans.* Upon approval of the terms thereof by the Managers, any Member may make a loan to the Company upon commercially reasonable terms ("*Member Loans*"). Member Loans to the Company shall not be considered a Capital Contribution. Payment of principal and interest on any Member Loans shall be considered a loan repayment and not a distribution of any type. Repayment of Member Loans may be from net cash flow, Reserves, or any other cash or receivables on hand or available to the Company. Loans from any third party to the Company, including from any banking institution, shall be made and entered into on such terms and conditions as determined, from time to time, by the unanimous vote of all the Managers. Any such loan may be secured by pledge and/or mortgage of any of the Company Property, as determined by the unanimous vote of all the Manager(s).

F. *Withdrawal or Reduction of Member's Contributions to Capital.*

1. No Member may withdraw from the Company prior to its dissolution, except if the

Member is expelled from the Company pursuant to this Agreement or withdraws with the written consent of the other Members as provided in the Section of Article VIII entitled "***Withdrawal Upon Permitted Transfer***". The death, incompetency, bankruptcy or insolvency of a Member shall not dissolve or terminate the Company, nor enable the successor to the deceased, incompetent, bankrupt or insolvent Member to withdraw or redeem such Member's Membership Interest.

2.   No Member shall have priority over another Member, either as to the return of Capital Contributions, except as specifically provided in this Agreement; provided that this subsection shall not apply to loans (as distinguished from Capital Contributions) which a Member has made to the Company.

G.   *Advances*. If any Member receives advances of any funds from the Company in excess of the Member's Capital Account, then the amount of such excess advance shall not increase such Member's Capital Account. The amount of any such excess advance shall be a debt obligation of such Member to the Company and shall be repaid to the Company by such Member upon such terms and conditions as shall be determined by the Managers.

H.   *Member Deadlock*. In the event the Members are not able to approve any decision or action required of the Members to be approved by the Majority in Interest or unanimous vote of the Class A Members, as stated herein, then the Members shall mutually agree on an arbitrator whose business address shall be within Greenville County, South Carolina to whom the deadlocked issue shall be referred and whose decision in respect thereto shall be binding on the Members of the Company. Any decision rendered shall be final and conclusive upon the parties. If the Members are unable to agree upon an arbitrator and/or a place of arbitration, then each Member shall select an arbitrator and the arbitrators elected by the Members shall select a single arbitrator to resolve the issue. Such arbitrator shall be appointed no later than sixty (60) days from the date of deadlock. The arbitrator(s) shall be governed by the commercial arbitration rules then in effect of the American Arbitration Association. The Members agree to cooperate fully with the arbitrator in seeking resolution of the deadlock.

VI.   PROFIT, LOSS, DISTRIBUTIONS, GUARANTEED PAYMENTS, ELECTIONS AND REPORTS.

A.   *Preferred Payments to Class B Units.*

1.   *Preferred Return on Capital Contribution*. Class B Members shall receive an eight percent (8%) preferred return on their capital contribution payable as set forth in this Section VI.A.1. and subject to the Order of Distributions set forth in Section VI.A.4.

   i.   *Quarterly Distributions*. Class B Members shall receive a quarterly distribution equal to Ninety Percent (90%) of the Company's Cash Available for Distribution pro rata in proportion to its Interests beginning the first quarter after payment of their capital contribution until each such Class B Member's capital contributions have been returned in full subject to the Order of Distributions as set forth in Section VI. A.4.

     ii.   ***Accrual Period.*** All quarterly distributions due to Class B Members in this Section VI.A.1. shall be withheld by the Company and shall accrue in the individual Capital Accounts of the Class B Members until the first quarter immediately following the period of twelve (12) months from the Closing of the purchase of the Real Property by the Portfolio Company subject to the Order of Distributions as set forth in Section VI.A.4. (the "Accrued Distributions").

2.   ***Additional Preferred Return.*** After repayment of the Class B Members' capital contributions, such Class B Member shall receive 10% of the Company's Cash Available for Distribution pro rata in proportion to its Interests subject to the Order of Distributions set forth in Section VI.A.4.

3.   ***Preferred Return upon Disposition.*** Upon Disposition of the Company and/or its assets, Class B Members shall receive ten percent (10%) of the Company's Cash Available for Distribution pro rata in proportion to Interests.

4.   ***Order of Distributions.***

     i.   First, to payment of any outstanding debts or obligations of the Portfolio Company;

     ii.   Second, to the Portfolio Company's Reserve Fund totaling Ten Percent (10%) of the Cash Available for Distribution;

     iii.   Third, to the Class B Members pro rata in proportion to Interests, until each such Member's capital contributions have been returned as more fully described in Section VI.A.1.;

     iv.   Fourth, to the Accrued Distributions of the Class B Members pro rata in proportion to Interests in an amount to be determined by the Manager in its reasonable judgment to what, if any, the Portfolio Company's Cash Available for Distribution the current and anticipated needs, including, without limitation, needs for operating expenses, debt service, acquisitions, reserves, and mandatory distributions, if any; and

     v.   Fifth, to the Class B Members pro rata in proportion to Interests, until each such Member's capital contributions have been returned as more fully described in Section VI.A.

    B.   ***Profits and Losses.*** Except as otherwise provided herein, profits and losses of the Company and all items of tax credit and tax preference shall be allocated among the Members in accordance with their respective Membership Interests. In the event of the Membership Interests vary during any Fiscal Year, profits and losses and all items of tax credit and tax preference for such Fiscal Year shall be allocated among the Members on a daily basis in accordance with their varying Membership Interests during the Fiscal Year.

C.   ***Distribution of Cash Available.*** Except as otherwise provided in this Agreement or agreed upon by unanimous consent of the Managers, all or part of the Company's net profits, if any, may be distributed to the Members, in accordance with the Member's respective Membership Interests, on a quarterly basis; provided, however, that the Managers may, in their sole discretion, agree to distribute net profits more or less frequently and in amounts that deviate from the Member's respective Membership Interests, so long as they comply with any Treasury Regulations or IRS rulings or opinions relating to the same or to special allocations generally, including the "***special economic effect***" test.

D.   ***Limitations on Distributions.*** Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to any Member if: (a) such distribution is prohibited in any loan agreements for borrowed money between the Company and its lenders; (b) the Company would not be able to pay its debts as they become due in the ordinary course of business; (c) the Company's total Reserves would be less than $25,000.00, which said Reserves shall only be liquidated upon the approval of the unanimous consent of the Class A Members; or (d) it would violate the Act or other comparable applicable law.

E.   ***Distributions to Fund Tax Liabilities.***

1.   Notwithstanding the foregoing, the Company may distribute to the Members such amounts necessary to satisfy the quarterly tax obligations of the Members, calculated at the highest applicable marginal rate of taxation (a "***Tax Distribution***").

2.   Unless otherwise agreed by the unanimous consent of the Managers and to the extent that cash is available, the Members may make cash distributions on or before April 1st of each year in amounts sufficient for each Member timely to pay all or substantially all tax liabilities that may be due in respect of the various distributive share items relating to the Company's income allocated to such Member for the immediately preceding year, after taking into account all distributions under Section VI for such year. All computations to determine the required cash distributions hereunder shall be made by the Company's regular firm of certified public accountants based on (a) the assumption that each Member pays federal income taxes at the highest stated rate applicable to any individual under the Code and state income taxes at the highest stated rate applicable to any individual in the State of South Carolina, and (b) such other uniform assumptions as said accounting firm may deem fair, equitable and appropriate under the circumstances. All such computations shall be final and binding on the Member.

F.   ***Tax Withholding.*** The Company shall be authorized to pay, on behalf of any Member, any amounts to any federal, state, or local taxing authority, as may be necessary for the Company to comply with tax withholding provisions of the Code or the South Carolina Code of Laws or other income tax or revenue laws of any taxing authority. To the extent the Company pays any such amounts that it Member and shall reduce the amount otherwise distributable to such Member.

G.   ***Distributions Subject to Set Off.*** Except as otherwise provided in this Agreement, all distributions are subject to set off by the Company for any past due obligation of a Member to the Company.

H.   *Special Allocations.* The following special allocations will be made in the following order:

   1.   *Company Minimum Gain Charge-Back.* Except as otherwise provided in Treasury Regulations § 1.704-2(f), notwithstanding any other provision of this Article VI, if there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to each Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations § 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations §§ 1.704-2(f)(6) and 1.704-2(j)(2). This Section is intended to comply with the minimum gain charge-back requirement in Treasury Regulations § 1.704-2(f) and shall be interpreted consistently therewith.

   2.   *Member Minimum Gain Charge-Back.* Except as otherwise provided in Treasury Regulations § 1.704-2(i)(4), notwithstanding any other provision of this Article VII, if there is a net decrease in Member Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Year, each Member who has a share of the Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations § 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations § 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations §§ 1.704-2(i)(4) and 1.704-2(j)(2). This Section VI is intended to comply with the minimum gain chargeback requirement in Treasury Regulations § 1.704-2(i)(4) and shall be interpreted consistently therewith.

   3.   *Qualified Income Offset.* Unless otherwise agreed, a Member is not required to fund any deficit in the Member's Capital Account at any time. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations § 1.704-1(b)(2)(ii)(d)(4), § 1.704-1(b)(2)(ii)(d)(5), or § 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, such Member's Adjusted Capital Account Deficit.

   4.   *Gross Income Allocation.* In the event any Member has an Adjusted Capital Account Deficit at the end of any Fiscal Year, each such Member shall be specially allocated items of Company income and gain in the amount of such Adjusted Capital Account Deficit as quickly as possible, provided that an allocation pursuant to this Section VI shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article VI have been made.

5. ***Nonrecourse Deductions.*** Nonrecourse Deductions for any Fiscal Year shall be specially allocated among the Members in proportion to their Membership Interests or in any other manner that is reasonably consistent with allocations that have substantial economic effect of some other significant Company item attributable to the property securing the nonrecourse liabilities.

6. ***Member Nonrecourse Deductions.*** Member Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations §1.704-2(i)(1).

7. ***Allocations Relating to Recapture Income.*** All recapture of income tax deductions resulting from the sale or disposition of Company property shall be allocated to the Members to whom the deduction that gave rise to such recapture was allocated hereunder or to such Members' successors, to the extent that such Members are allocated any gain from the sale or other disposition of such property.

8. ***Curative Allocations.***

   i. The special allocations required under this Section VI (other than this Section VI.H.) are intended to comply with the Treasury Regulations. It is the intent of the Company that all special allocations made pursuant to Sections VI.H.1- VI.H.7. above shall be offset either with other special allocations made pursuant to Sections VI.H.1- VI.H.7. above or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section Therefore, the Managers may, in their sole discretion, make, pursuant to this Section, such offsetting special allocations of Company income, gain, loss, or deduction in any manner the Managers and the Company's tax advisors determine to be appropriate, consistent with the goal that each Member's Capital Account balance be, to the extent possible, equal to the Capital Account balance such Member would have had in the absence of any allocations pursuant to Sections VI.H.1- VI.H.7. above.

   ii. The Managers expect and intend that upon the liquidation of the Company, after giving effect to all contributions and all allocations for all periods, each Member's Capital Account will have a positive balance equal to the amount of proceeds distributable to such Member. If in the opinion of the Managers and the Company's tax advisors this intended result would not be achieved without modification of the allocations required under this Article VI, then the allocations required under this Article VI shall be modified in a manner consistent with Treasury Regulations §§ 1.704-1(b) and 1.704-2 to the extent necessary to cause each Member's Capital Account to have a balance equal to the amount of proceeds distributable to such Member upon the liquidation of the Company.

iii.   If the Managers and the Company's tax advisors determine that the allocation of any item of Company income, gain, loss, deduction, or credit is not specified in this Article VI (an "unallocated item") or that the allocation of any item of Company income, gain, loss, deduction, or credit under this Article VI is clearly inconsistent with the Members' economic interests in the Company (determined by reference to the general principles of Treasury Regulations § 1.704-1(b) and the factors set forth in Treasury Regulations § 1.704-1(b)(3)(ii) (a "misallocated item"), then the Managers may allocate such unallocated item, or reallocate such misallocated item, to reflect the Members' economic interests in the Company.

I.   *Compensation and Reimbursement of Members.*

1.   *Personal Services.* No Member shall be required to perform services for the Company solely by virtue of being a Member. Unless approved by the Managers or otherwise provided in this Agreement, no Member shall perform services for the Company or be entitled to compensation for services performed for the Company; provided, however, the Members shall be allowed to perform services of the type and nature each respective business typically performs pursuant to a written contract between the Company and each respective Member. Any amounts approved to be paid to any Member pursuant to this Section shall be deemed compensation for services when paid and shall not be treated as a distribution to the Member.

2.   *Reimbursement.* The Company shall reimburse each Member for all reasonable out-of-pocket expenses incurred by him in connection with the discharge of his obligations under this Agreement or otherwise incurred by him on behalf of the Company. The rights to reimbursement under this Section shall not be affected by the disallowance for tax purposes, in whole or in part, of any amounts reimbursed under this Section.

J.   *Determination by the Managers.*

1.   All matters concerning the determination and allocation among the Members of the amounts to be determined and allocated pursuant to Article VI hereof, including any taxes thereon and accounting procedures applicable thereto, shall be determined by the Managers unless specifically and expressly otherwise provided for by the provisions of this Agreement or as required by law, and such determinations and allocations shall be final and binding on all the Members.

2. The Managers may make such adjustments to the computation of Profit or Loss or any components (withholding any items of income, gain, loss or deduction) compromising any of the foregoing as it considers appropriate to reflect fairly and accurately the financial results of the Company and the intended allocation thereof among the Members.

VII. BOOKS; ACCOUNTING; TAX ELECTIONS; REPORTS; AND INSURANCE.

A. ***Books and Records.*** The Managers shall keep, or cause to be kept, complete and accurate books of account and records of the Company. The books of the Company shall be kept on the cash basis of accounting and all such books and records shall at all times be maintained or made available at the principal business office of the Company. Tax accounting for the Company shall be on a cash basis. A current list of the full name and last known business address of each Member, set forth in alphabetical order, a copy of the Articles, including all amendments thereto, copies of the Company's federal, state and local income tax returns and reports, if any, for the three (3) most recent years, and copies of this Agreement and of any financial statements of the Company for the three (3) most recent years, shall be maintained at the principal business office of the Company.

B. ***Monthly Financial Statements.*** Class A members shall be entitled to receive monthly financial statements to be delivered on the 10th calendar day of each month, but no later than the 15th calendar day of each month.

C. ***Maintenance of Books and Records.***

1. **Bookkeeper.** The Company, upon the decision of the Managers and unanimous written consent of the Class A Members, shall retain the services of an accountant and/or bookkeeper.

2. The Company shall implement processes and/or systems that allow the Managers and Class A Members the ability to follow business on a daily statical basis.

D. ***Member Access to Books and Records.*** Each Member shall have the right at all reasonable times and upon reasonable notice during usual business hours to audit, examine and make copies of or extracts from the books and records of the Company. Such right may be exercised through any agent or employee of such Member designated by it or by a certified public accountant designated by such Member. A Member shall bear all expenses incurred in any examination made for such Member's account. Forthwith upon request, the Managers shall also furnish the Members such other reasonable information bearing on the financial condition and operations of the Company as any Member may from time-to-time reasonably request.

E. ***Filing of Returns and Other Writings; Partnership Representative.*** The Company shall use its best reasonable efforts to cause the preparation and timely filing of all Company tax returns and shall, on behalf of the Company, timely file all other writings required by any governmental authority having jurisdiction. If required under the Code, the Managers hereby appoint Nathaniel Tomforde as the Company's "***Partnership Representative***" for purposes of Section 6223 of the Code for as long as such designation is required or until the Managers designate someone else for such role.

F. ***Fiscal Year.*** The Fiscal Year of the Company shall end on December 31st of each year.

G. ***Reserves.*** The Managers shall from time to time establish such cash reserves reasonably determined by the Managers to be necessary to permit timely payment of expenses.

H. ***Bank Accounts.*** The bank accounts of the Company shall be maintained in such commercial banks or trust companies organized and existing under the laws of the United States of America or of any state or such money market mutual funds, as the Managers shall from time to time determine, and withdrawals shall be made only in the regular course of Company business on such signature or signatures as the Managers may from time to time determine. All Class A Members shall be signatories on the Company bank account(s).

I. ***Tax Elections.*** The Managers shall have the authority to make any Company elections permitted under the Code for federal income tax purposes, including without limitation, elections as to methods of depreciation and any Section 754 election.

J. ***Taxation as Partnership.*** The Members agree, from the date of execution of this Agreement and during the continuance of this Agreement and effective as of the Effective Date, that the Company will be treated as a partnership for U.S. federal income tax purposes; provided, however, the Managers, by unanimous vote, may at any appropriate time also elect to be treated as a small business corporation ("S corporation") or a C Corporation for federal income tax purposes under the Code.

K. ***Insurance.*** The Company, upon decision of the Managers and unanimous written consent of the Class A Members, may decide to purchase and maintain insurance for the Company and its assets, for the Members, and/or on behalf of any third party or parties whom the Managers and Class A Members might determine should be entitled to such insurance coverage.

VIII. TRANSFERS OF MEMBERSHIP INTEREST AND ADMISSIONS OF MEMBERS.

A. ***General Restrictions Against Transfer.*** No Member shall have the right to assign, transfer, give, sell, pledge as security for borrowed funds or in any manner whatsoever transfer or dispose of (collectively, "***Transfer***") all or any part of, or rights or interest in, such Member's Membership Interest in the Company or to make any other disposition of all or any portion of such Membership Interest to any Person or entity, including the Company, unless such transfer is approved by the unanimous consent of the non-transferring Class A Members or is otherwise specifically provided for in this Agreement. A Class A Member may transfer all Membership Interests (but not components thereof) to another entity wholly owned and controlled by that Member for estate planning or wealth transfer planning purposes upon written consent from the Company.

B. ***Purchase Option if Involuntary Transfer.*** Except for a transfer which does not require the consent of the Class A Members, as permitted by Section VIII.1., if a Membership Interest is transferred or assigned by operation of law to any person other than the Company (such as the guardian of an incompetent Member, or a Member's spouse or former spouse upon separation, divorce or equitable distribution proceedings pursuant to the laws of any state or jurisdiction), if a Member that is a business entity dissolves, or if a Member's Membership Interest is adjudicated to be subject to a "***charging order***" by a court of competent jurisdiction (each, an "***Involuntary Transfer***"), then the current owner or holder of such Membership Interest (the "***Withdrawing Member***") shall be deemed by operation of this Agreement to have offered to sell such Membership Interest for the Fair Market Value and on the terms provided in this Article. This subsection shall not apply to a Membership Interest passing by reason of a Member's death.

1.   The option granted herein to the Company is exercisable by giving notice to the Withdrawing Member (or his personal representative, trustee or other successor) within thirty (30) days of the date of the Involuntary Transfer or, if a bidding process is conducted to determine the Fair Market Value, within fifteen (15) days of the date upon which the bidding process is completed. Should the Company fail to exercise the option within thirty days, then the other Members shall have the right to exercise the offer on the same terms contained in this Section for an additional thirty (30) day period.

2.   The Fair Market Value of the Withdrawing Member's Membership Interest offered pursuant to this Section shall be determined by a qualified appraiser mutually agreed upon by the Withdrawing Member (or his personal representative, trustee or other successor) and the Company or the other Members within fifteen (15) days after the date of the Withdrawing Member's Involuntary Transfer. If the parties cannot agree upon one appraiser, then the Company or the other Members shall obtain an appraisal, the Withdrawing Member shall obtain its own appraisal, and the Fair Market Value of the Membership Interest shall be equal to the average value of the two appraisals. The determination of the Fair Market Value of the Withdrawing Member's Membership Interest shall be conclusive and binding upon all parties to this Agreement. The Valuation Date shall be the last day of the month preceding the exercise of the purchase option.

3.   The closing of the purchase by the Company or the other Members of the Withdrawing Member's Membership Interests shall take place at the office of the Company no more than sixty (60) days after the giving of the notice described in Section VIII.C. hereof. At closing the Company or the other Members shall deliver to the Withdrawing Member (or his personal representative, trustee or other successor): (i) the purchase price either, at the option of the Company or the other Members, (x) in cash or other immediately available funds or (y) by an unsecured promissory note of the Company or the other Members, with such note bearing simple interest at the prime rate as published in The Wall Street Journal on the date of closing with a term not exceeding five (5) years (payable quarterly in equal installments of principal with interest accrued thereon to date); and (ii) all documents that may be necessary or appropriate, in the opinion of counsel for the Company or the other Members, to effectuate the transfer of such Membership Interest to the Company or the other Members. At closing, the Withdrawing Member shall deliver to the Company or the other Members all documents that may be necessary or appropriate,

in the opinion of counsel for the Company or the other Members, to effectuate the transfer of all such Membership Interests to the Company or the other Members free and clear of all liens and encumbrances whatsoever with a general warranty of title.

C.   *Forced Sale.*

1.   ***Offer to Buy.*** Any Class A Member (the "***Buyout Offeror***") may make an offer to the remaining Members (the "***Buyout Offeree(s)***") to buy all, but not less than all, of the Company's Membership Interests that Buyout Offeree owns. The Buyout Offeror will designate the per Membership Interest purchase price for these Membership Interests in the offer. The Buyout Offeror will also designate the other terms of this sale in the offer. This offer must be in writing and must be sent to the Buyout Offeree by certified mail, return receipt requested. A certified or cashier's check for five percent (5%) of the purchase price of the Membership Interests as determined by the per Membership Interest price stated in the offer payable to the order of the Buyout Offeree must accompany the offer.

2.   ***Acceptance of Offer, Election to Buy, or Dissolution.***

   i.   The Buyout Offeree has thirty (30) days after receiving the offer to decide among three options. The Buyout Offeree may:

   a. buy all of the Buyout Offeror's Membership Interests at the price per Membership Interest and on the other terms stated in the offer sent to the Buyout Offeree;

   b. accept the offer; or

   c. dissolve the Company in accordance with Section IX.

   ii.   Buyout Offeree must do one of the three. If Buyout Offeree fails to give written notice of the election to purchase Buyout Offeror's Membership Interests or to dissolve the Company as provided below within the time provided, Buyout Offeree will be deemed to have accepted the offer.

   iii.   If Buyout Offeree accepts the offer, Buyout Offeree will keep the check for five percent (5%) of the purchase price of the Buyout Offeror's Membership Interests and the Membership Interests will be sold under the terms of the offer. If the Buyout Offeree elects to buy the Buyout Offeror's Membership Interests, the Buyout Offeree must return the check to the Buyout Offeror by certified mail, return receipt requested, within the time provided. Buyout Offeree must include with the returned check a certified or cashier's check payable to the Buyout Offeror's order for five percent (5%) of the purchase price of the Buyout Offeror's Membership Interests as determined by the per Membership Interest price stated in the initial offer. The Buyout Offeror is deemed to have accepted an offer to sell and will then sell all their

Membership Interests in accordance with the terms of Buyout Offeror's original offer. After acceptance of an offer made under this Article, the selling Member must immediately terminate their employment with the Company.

3. ***Dissolution.*** If the Buyout Offeree decides not to sell their Membership Interests or to purchase the Membership Interests of the Buyout Offeror in accordance with the offer and notifies the Buyout Offeror within the period provided by Section IX and returns the check received to the Buyout Offeror by certified mail, return receipt requested, the Members agree that they will dissolve the Company in accordance with the laws of South Carolina, as currently enacted and as subsequently amended and any other specific provisions in this Operating Agreement. This dissolution must be carried out promptly within three (3) months after the period specified in Section IX. If this dissolution is not allowed by law because the Company is insolvent, the Members agree to take all actions to conclude operations, to collect the Company's assets, and to pay its creditors to the extent possible.

4. ***Indemnification.*** Any Member purchasing the Membership Units of another Member(s) through a Forced Sale shall and does hereby agree to indemnify and hold harmless the Member(s) selling its Membership Units, from any and all liabilities, losses, costs, damages or expenses (including, without limitation, the costs of litigation and reasonable attorneys' fees) arising out of, resulting from, or in any way related to the misrepresentation or breach of any representation or warranty of such Member set forth in this Agreement.

D.   Drag Along.

1.   The following terms shall have the meanings set forth below for purposes of this Section:

i.   "***Business Day***" shall mean any day other than a Saturday, a Sunday, or a holiday on which national banks in the State of South Carolina are closed.

ii.   "***Company Sale***" shall have the meaning given it in Section VIII.D.2.

iii.   "***Drag Along Group***" shall mean those Class A Members who own more than Fifty Percent (50%) of the Class A Units in the Company.

iv.   "***Drag Along Percentage***" shall mean a fraction, the numerator of which is the number of membership Units proposed to be purchased by a Third-Party in a Company Sale and the denominator of which is the total number of Membership Units in the Company.

v.   "***Sale Request***" shall have the meaning given it in Section VIII.D.2.i.

vi.   "***Selling Member***" shall mean any Member of the Company that is not part of the Drag Along Group.

vii. "***Third Party***" shall mean any party to a Company Sale other than the Company and the Members.

2. If at any time a Drag Along Group elects to consummate any transaction or series of transactions, whether by sale or exchange of Membership Units, or other equity exchange, which, over the course of a twelve (12) consecutive month period, results in a Third Party owning in excess of Fifty Percent (50%) of the Membership Units of the Company ("***Company Sale***"), then:

    i. At least ten (10) Business Days prior to any proposed Company Sale, the Drag Along Group shall provide written notice to each Selling Member of the proposed Company Sale. Such notice (the "**Sale Request**") shall set forth the terms and conditions of such proposed Company Sale, including: (i) the name of the prospective transferee, (ii) the number of Membership Units, and/or securities convertible or exercisable into Membership Units, proposed to be sold or exchanged by the Drag Along Group in the Company Sale, (iii) the Drag Along Percentage, (iv) the consideration to be received, and (v) the proposed time and place of closing of the Company Sale.

    ii. Upon the expiration of the notice period required by Section VIII.D.2.i. above, each Selling Member, in the event the Company Sale is consummated, shall be obligated to consummate, consent to and raise no objection to the proposed Company Sale and take all other actions reasonably necessary or desirable to consummate the proposed Company Sale on the terms proposed by the Drag Along Group as set forth in the Sale Request.

    iii. Without limiting the generality of the requirements of Section VIII.D.2.i above, each Selling Member shall sell and assign the Drag Along Percentage of such Selling Member's Membership Units on the same terms and conditions as the Drag Along Group. Such Selling Member hereby waives all rights of first refusal or other rights to which he may be entitled under this Agreement or otherwise with respect to such Company Sale, and hereby appoints the Drag Along Group as such Member's attorney for the purpose of assigning his Membership Units in accordance with Section VIII.D.

    iv. The power granted in Section VIII.D.2.iii. is irrevocable, is coupled with an interest and shall survive until the earlier of the consummation or abandonment of the proposed Company Sale.

3. Each Member, whether in his capacity as a Member, a Selling Member, an officer of the Company, or otherwise, shall take or cause to be taken all such actions as shall be necessary in order to expeditiously consummate any Company Sale and any related transactions, including, without limitation, executing, acknowledging and delivering consents, assignments, waivers and other documents or instruments as may be reasonably requested and otherwise cooperating with the Drag Along Group and any

prospective Third Party to a Company Sale.

E. ***Death.*** In the event of the death of any Member, the process in Section VIII.C. of this Agreement shall apply except as provided otherwise in this Section. Receipt of notice by the Company of the death of any Member, shall serve as a resignation notice for the applicable Member. The estate of the deceased Member or successor in interest shall be obligated to sell the Membership Interest subject to the purchase rights provided in this Article and the estate of the deceased Member or successor in interest shall cooperate with the Company and the non-offering Members to effectuate the purposes of the Agreement. If the Class A Members had not unanimously established a value of the deceased Member's Membership Interest within 365 days before the death, the value of each Member's Interest in the Company on the date of death will be determined by mutual agreement of the surviving Members and the personal representative of the estate (the "***PR***") of the deceased Member. If the Members and the PR cannot reach an agreement on the value within sixty (60) days after the appointment of the PR, then the value of the deceased Member's Membership Interest shall be determined in accordance with Section VIII.C. for Fair Market Value. Closing of the sale of the deceased Member's Interest in the Company will be held at the office of the Company on a date designated by the Company not later than ninety (90) days after agreement with the PR of the deceased Member's estate on the fair market value of the deceased Member's Interest in the Company; provided, however, that if the purchase price is determined by appraisals as set forth in this Section, the closing will be thirty (30) days after the final appraisal and purchase price are determined. If no PR has been appointed within sixty (60) days after the deceased Member's death, the surviving Members have the right to apply for and have a PR appointed. Any of the provisions of this subsection can be amended at the time by the Majority in Interest agreement of the Class A Members and the PR. At closing, the Company will pay the purchase price for the deceased Member's Membership Interest in the Company as set forth in Section VIII.C.

F. ***Bankruptcy.*** If a Member files a voluntary petition in bankruptcy or a petition for the appointment of a receiver, or makes an assignment for the benefit of creditors, or such proceedings are filed or instituted against such Member, or if any person obtains an attachment or other legal or equitable interest in any of the Membership Interests owned by such Member, and if in the event of any of the aforesaid involuntary acts (insofar as such Member is concerned) the same are not dismissed, nullified or removed within sixty (60) days after institution thereof, the Member shall so notify the Company and other Members, and the Company and other Members shall forthwith have the right (but not the obligation) to purchase their respective pro rata percentage of the Membership Interest owned by the Member. The purchase price and sale shall be in accordance with Section VIII.C.

G. ***Transferability of Membership Interest.*** Notwithstanding any provision of this Article VIII to the contrary, a Member may transfer its Membership Interest in the Company or any part thereof if such transfer is made:

      1. To a Member's parents, issue of parents, spouse, children, grandchildren and/or more remote issue;

      2. To a limited liability company, corporation, partnership, or other business entity, if, immediately after the transfer, the limited liability company, corporation, partnership, or other business entity is owned entirely by the Member making the transfer and/or such Member's parents, issue of parents, spouse, children, grandchildren and/or more remote issue of a Member; or

3. To a revocable trust if, immediately after the transfer, the Member making the trust is a trustee of such revocable trust.

H.   ***Non-Recognition of Certain Transfers.***   Notwithstanding any other provision of this Agreement, any Transfer in contravention of any of the provisions of this Article shall be void and ineffective, and shall not bind, or be recognized by, the Company.

I.   ***Requirements of All Transfers.***   Notwithstanding any other provision hereof, there shall be no sale, assignment or transfer of any Membership Interest unless the following requirements are met to the satisfaction of the Company: (i) the transfer will not require the registration of any Membership Interests under any federal or state securities laws; (ii) the transferee (other than the Company) delivers to the Company a written instrument agreeing to be bound by the terms of this Agreement; and (iii) the transferee (other than the Company) supplies such other information, including the transferee's taxpayer identification number and initial tax basis in the transferred Membership Interest, as the non-transferring Members may require.

J.   ***Transferees.***   A transfer of a Membership Interest (by sale or otherwise) in accordance with this Article shall not entitle the transferee to become a substitute Member of the Company and shall not relieve a transferring Member of its responsibilities as a Member under this Agreement, unless and until the transferee is admitted as a Member of the Company in accordance with the provisions of this Agreement and by the Majority in Interest vote of the Class A Members. Any such transferee not admitted as a Member of the Company shall be only an assignee of the Member's interest in profits and losses and distributions and allocations of Company items to the extent so transferred.

K.   ***Obligations and Rights of Transferees and Assignees.***   Any Person who acquires in any manner whatsoever the Membership Interest (or any part thereof) of any Member in the Company, whether or not such Person has accepted and assumed in writing the terms and provisions of this Agreement, shall be deemed, by acceptance of the benefit of the acquisition thereof, to have requested and agreed to be subject to and bound by all of the obligations of this Agreement, with the same force and effect as any predecessor in interest in the Company, shall have only such rights as are provided in this Agreement, and, without limiting the generality of the foregoing, such Person shall not have the value of its Membership Interest ascertained or receive the value of such Membership Interest, or, in lieu thereof, profits attributable to any right in the Company, except as set forth in this Agreement.

L.   ***Admission of a Member.***   No Person (whether a transferee or otherwise) shall be admitted as a Member of the Company unless such Person and the terms and conditions of his admission is approved by the Majority in Interest of the Class A Members or otherwise specifically provided for in this Agreement, and such Person executes and delivers such instruments in form and substance reasonably satisfactory to the Members as may be necessary or desirable to effect such admission and to confirm the agreement of the new Member to be bound by all of the terms and conditions of this Agreement.

M.   ***No Withdrawal.***   No Member shall be entitled to voluntarily withdraw from the Company, except upon the prior Majority in Interest consent of the Class A Members, which consent shall set forth the terms and conditions of such withdrawal.

IX.   DISSOLUTION AND LIQUIDATION OF THE COMPANY.

A.   *Dissolution Events.*   The Company will be dissolved upon the happening of any of the following events:

> 1.   All or substantially all of the assets of the Company are sold, exchanged, or otherwise transferred (unless the Class A Members agree by a Majority in Interest to continue the business of the Company, in which event the Company will continue until the Members agree to dissolve);

> 2.   Upon written approval of the unanimous consent of the Class A Members;

> 3.   The entry of a final judgment, order, or decree of a court of competent jurisdiction adjudicating the Company to be bankrupt and the expiration without appeal of the period, if any, allowed by applicable law in which to appeal; or

> 4.   The entry of a decree of judicial or administrative dissolution or a dissolution pursuant to the Act.

B.   *No Dissolution upon Dissociation of Member.*   The Company shall not dissolve upon the Voluntary or Involuntary Dissociation of any Member.

C.   *Liquidation.*   Upon the happening of any of the events specified in Section IX.A., the Managers, or any liquidating trustee elected by the Managers, will commence as promptly as practicable to wind up the Company's affairs unless the Managers or the liquidating trustee (either, the "*Liquidator*") determines that an immediate liquidation of Company assets would cause undue loss to the Company, in which event the liquidation may be deferred for a time determined by the Liquidator to be appropriate. Assets of the Company may be liquidated or distributed in kind, as the Liquidator determines to be appropriate. The Members will continue to share Company cash flow, profits, and losses during the period of liquidation in the manner set forth in Articles VI and VII. The proceeds from liquidation of the Company, including repayment of any debts of Members to the Company, and any Company assets that are not sold in connection with the liquidation will be applied in the following order of priority:

> 1.   To payment of the debts and satisfaction of the other obligations of the Company, including without limitation debts and obligations owed to Members;

> 2.   To the establishment of any reserves deemed appropriate by the Liquidator for any liabilities or obligations of the Company, which reserves will be held for the purpose of paying liabilities or obligations and, at the expiration of a period the Liquidator deems appropriate, will be distributed in the manner provided in Section IX.C.3.; and

> 3.   To the Members in shares equal to their Membership Interest in the Company.

D.   *Articles of Termination.*   Upon the dissolution and commencement of the winding up of the

Company, the Managers shall cause Articles of Termination to be executed on behalf of the Company and filed with the Secretary of State, and the Managers shall execute, acknowledge, and file any and all other instruments necessary or appropriate to reflect the dissolution of the Company.

X.   REPRESENTATIONS AND WARRANTIES OF MEMBERS.

EACH OF THE MEMBERS HEREBY ACKNOWLEDGES, REPRESENTS AND WARRANTS TO THE COMPANY AND TO EACH OF THE OTHER MEMBERS THAT THE MEMBER IS ACQUIRING MEMBERSHIP INTERESTS FOR HIS OR ITS OWN ACCOUNT AND FOR INVESTMENT PURPOSES ONLY, AND NOT WITH A VIEW TO OR FOR THE RESALE, DISTRIBUTION OR FRACTIONALIZATION THEREOF, IN WHOLE OR IN PART, AND NO OTHER PERSON HAS A DIRECT OR INDIRECT BENEFICIAL INTEREST IN THE MEMBERSHIP INTERESTS BEING ACQUIRED BY THE MEMBER. EACH MEMBER AGREES THAT HIS MEMBERSHIP INTERESTS, OR ANY PORTION THEREOF, SHALL NOT BE SOLD WITHOUT REGISTRATION UNDER APPLICABLE SECURITIES LAWS OR EXEMPTIONS THEREFROM. EACH MEMBER FURTHER ACKNOWLEDGES THAT HE OR IT MUST BEAR THE ECONOMIC RISK OF THE INVESTMENT FOR AN INDEFINITE PERIOD OF TIME BECAUSE THE MEMBERSHIP INTERESTS HAVE NOT BEEN REGISTERED UNDER APPLICABLE SECURITIES LAWS AND THEREFORE CANNOT BE SOLD UNLESS THEY ARE SUBSEQUENTLY REGISTERED UNDER SUCH SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

XI.   MISCELLANEOUS.

A.   ***Dispute Resolution.*** In the event a disagreement arises regarding any provision of this Agreement, the Parties hereto shall discuss the dispute within seven (7) days of delivery of written notice of the disagreement by one Party to the other. The Parties hereto agree to use good faith and reasonable business judgment to resolve the disagreement within twenty-one (21) days of such written notice. In the event that the Parties themselves do not resolve the dispute within twenty-one (21) days of notice of the dispute, the Parties hereto agree to submit the matter to binding arbitration. Any dispute or controversy arising under or in connection with this Agreement submitted to binding arbitration shall be done so in accordance with the requirements of the South Carolina Uniform Arbitration Act ("*SCUAA*") as then in effect. All arbitration proceedings shall be conducted in Greenville County, South Carolina. The arbitrators shall be selected as provided in the SCUAA and the arbitrators shall render a decision on any dispute within ninety (90) days after the last of the arbitrators has been selected. If either Party hereto fails to select an arbitrator with regard to any dispute submitted to arbitration under this section within thirty (30) days after receiving notice of the submission to arbitration of such dispute, then the other Party shall select an arbitrator for such non-selecting Party, and the decision of the arbitrators shall be final and binding upon all the Parties to the dispute, their personal representatives, legal representatives, heirs, successors and assigns. The prevailing Party in any such proceeding shall be entitled to reimbursement by the losing Party, in addition to any damages awarded, for all reasonable costs and expenses, including attorneys' fees, incurred in any such proceeding. Nothing contained in this Section shall preclude any Party hereto from seeking injunctive relief through a court of competent jurisdiction in connection with the arbitration, and the prevailing Party shall also be entitled to reimbursement by the losing Party for all reasonable fees and costs, including attorneys' fees, incurred in the proceedings seeking injunctive relief.

        B.   ***Notices.*** The Managers will notify the Members of any change in the name, principal, or registered office or registered agent of the Company. Any notice or other communication required by this Agreement must be in writing. Notices and other communications will be deemed to have been given when delivered by hand or dispatched by means of electronic facsimile transmission or nationally recognized air courier, or on the third (3rd) business day after being deposited in the United States mail, postage prepaid. In each case, notice hereunder shall be addressed to the Member to whom the notice is intended to be given at such Member's address set forth on <u>Schedule A</u> to this Agreement or, in the case of the Company, to its principal place of business. A Member may change its notice address by notice in writing to the Company and to each other Member given in accordance with this Section.

        C.   ***Amendments.*** Except with respect to amendments required to comply with the Treasury Regulations and to maintain the validity of the tax allocations, no amendment to this Agreement or to the Articles of Organization will be valid or binding upon the Managers, Members, or the Company, nor will any waiver of any term of this Agreement be effective, unless approved in writing and signed by the Managers and by the unanimous consent of the Class A Members.

        D.   ***Further Assurances.*** The Parties hereto covenant and agree that they will execute such other and further instruments and documents as are or may become necessary or convenient from time to time to effectuate and carry out the letter and intent of this Agreement.

        E.   ***Domestic Proceeding Disclosure.*** Any Member named in a domestic proceeding shall disclose in any list of assets compiled in connection with such proceeding a statement to the effect that such Member's Membership Interest in the Company is subject to certain rights of the other Members under the terms of this Agreement.

        F.   ***Survival of Rights.*** Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the Parties, their successors, heirs, legal representatives and assigns.

        G.   ***Interpretation and Governing Law.*** When the context in which words are used in this Agreement indicates that such is the intent, words in the singular number shall include the plural and vice versa. The masculine gender shall include the feminine and neuter, and vice versa. Titles or captions of Articles and Sections contained in this Agreement are inserted only as a matter of convenience and for reference, and in no way define, limit, extend, or interpret the scope or the intent of this Agreement or any particular Article or Section. This Agreement shall be governed and construed in accordance with the laws of the State of South Carolina without giving effect to the conflicts of laws provisions thereof. The Parties specifically agree to submit to and be bound by the jurisdiction of the courts, either federal or state, in Greenville County, South Carolina.

        H.   ***Severability.*** If any provision, sentence, phrase, or word of this Agreement or the application thereof to any person or circumstance shall be held invalid or unenforceable, the remainder of this Agreement, or the application of such provision, sentence, phrase, or word to persons or circumstances, other than those as to which it is held invalid or unenforceable, shall not be affected thereby.

          I.   ***Agreement in Counterparts; Electronic Signatures.*** This Agreement may be executed in several counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same instrument. In addition, this Agreement may contain more than one counterpart of the signature pages and this Agreement may be executed by the affixing of the signatures of each of the Members to one of such counterpart signature pages; all of such signature pages shall be read as though one, and they shall have the same force and effect as though all of the signers had signed a single signature page. For purposes of this Agreement, use of a facsimile, e-mail, or other electronic medium shall have the same force and effect as an original signature.

          J.   ***Creditors Not Benefited.*** Nothing in this Agreement is intended to benefit any creditor of the Company or of any Member. No creditor of the Company or of any Member will be entitled to require the Manager to solicit or accept any loan or additional capital contribution for the Company or to enforce any right which the Company or any Member may have against a Member, whether arising under this Agreement or otherwise.

          K.   ***No Waiver.*** The failure of any Party to insist upon strict performance of any covenant or obligation under this Agreement shall not be a waiver of such Party's right to demand strict compliance therewith in the future.

          L.   ***Entire Agreement.*** This Agreement constitutes the entire agreement between the Parties hereto with respect to the transactions contemplated herein and supersedes all prior understandings or agreements between the Parties.

          M.   ***Time of the Essence.*** Time is of the essence with respect to each and every covenant, agreement and obligation under this Agreement.


[SIGNATURE PAGE TO FOLLOW]


SCHEDULE A

TRADE STREET SOCIAL, LLC

MEMBERS AND MEMBERSHIP INTERESTS

As of the date of this Agreement, the following is a true and correct list of Members of the Company and the Members' Capital Contributions, Membership Interest, and Voting Interest.

NOTE: All Membership Interests are subject to the terms, conditions and restrictions set forth in this Agreement as it now exists or may be amended. Any certificate of transfer of Membership Interests of a Member shall specifically incorporate the terms, conditions and restrictions of this Agreement and note that the Agreement is on file at the principal office of the Company.

Member	Capital Contribution	Class A / B	Number of Units	Voting Interest
Crafted Community Concepts, LLC c/o Nathaniel Tomforde, Manager 1140 Woodruff Road, Unit 106-153 Greenville, SC 29607 nate@pourtaproom.com	$50,000.00	A	50,000	50%
KANS Social, LLC c/o Neetu Patel, Member 8 Thornton Avenue Greenville, SC 29609 npatel@sycamoreinvestments.com	$25,000.00	A	25,000	25%
Community Hub, LLC c/o David Berger, Member 101 Bruce Meadow Road Simpsonville, SC 29681 daviddigsgreenville@gmail.com	$25,000.00	A	25,000	25%
NAME ADDRESS E-MAIL	$_____	B	_____	0%
NAME ADDRESS E-MAIL	$_____	B	_____	0%
NAME ADDRESS E-MAIL	$_____	B	_____	0%
NAME ADDRESS E-MAIL	$_____	B	_____	0%

<u>**SCHEDULE B**</u>

TRADE STREET SOCIAL, LLC

COMPENSATION ADDENDUM

Notwithstanding anything contained herein to the contrary, the Managers may be entitled to following compensation as approved by a vote or consent of a Majority in Interest of the Class A Members.

If approved by the Majority in Interest of Class A Members, the name of the Manager and payment amount shall be designated in a form similar to the below.

<u>**Name of Manager**</u>:   <u>**Payment Amount**</u>:

<u>**Service Provided**</u>:

EXHIBIT 1

TRADE STREET SOCIAL, LLC

ARTICLES OF ORGANIZATION

Filing ID: 230127-1507536

Filing Date: 01/27/2023

STATE OF SOUTH CAROLINA
SECRETARY OF STATE

ARTICLES OF ORGANIZATION
Limited Liability Company – Domestic

The undersigned delivers the following articles of organization to form a South Carolina limited liability company pursuant to S.C. Code of Laws Section 33-44-202 and Section 33-44-203.

1. The name of the limited liability company (Company ending must be included in name*)

315 Trade Street, LLC

*Note: The name of the limited liability company must contain one of the following endings: "limited liability company" or "limited company" or the abbreviation "L.L.C.", "LLC", "L.C.", "LC", or "Ltd. Co."

2. The address of the initial designated office of the limited liability company in South Carolina is
315 Trade Street

(Street Address)
Greer, South Carolina 29651
(City, State, Zip Code)

3. The initial agent for service of process is
McGrath and Spielberger, PLLC
(Name)

(Signature of Agent)

And the street address in South Carolina for this initial agent for service of process is:
677 Oak Marsh Drive

(Street Address)
Mount Pleasant ___ South Carolina 29464
(City) (Zip Code)

4. List the name and address of each organizer. Only one organizer is required, but you may have more than one.
(a)
Kelly J Brown
(Name)
6201 Fairview Road Suite 330

(Street Address)
Charlotte, North Carolina 28210
(City, State, Zip Code)

Form Revised by South Carolina Secretary of State, August 2016
SC Secretary of State
Mark Hammond

315 Trade Street, LLC

Name of Limited Liability Company

(b)

_____
(Name)

_____
(Street Address)

_____
(City, State, Zip Code)

5. ☐ Check this box only if the company is to be a term company. If the company is a term company, provide the term specified. _____

6. ☒ Check this box only if management of the limited liability company is vested in a manager or managers. If this company is to be managed by managers, include the name and address of each initial manager.

(a)
B&B Real Estate & Development Company, LLC
(Name)
1140 Woodruff Road Unit 106-153

_____
(Street Address)

Greenville, South Carolina 29607
(City, State, Zip Code)

(b)

_____
(Name)

_____
(Street Address)

_____
(City, State, Zip Code)

7. ☐ Check this box only if one or more of the members of the company are to be liable for its debts and obligations under Section 33-44-303(c). If one or more members are so liable, specify which members, and for which debts, obligations or liabilities such members are liable in their capacity as members. This provision is optional and does not have to be completed.

```
┌─────────────────────────────────────────────┐
│                                             │
│                                             │
│                                             │
│                                             │
└─────────────────────────────────────────────┘
```

8. Unless a delayed effective date is specified, these articles will be effective when endorsed for filing by the Secretary of State. Specify any delayed effective date and time _____.

Form Revised by South Carolina Secretary of State, August 2016

315 Trade Street, LLC

Name of Limited Liability Company

9. Any other provisions not consistent with law which the organizers determine to include, including any provisions that are required or are permitted to be set forth in the limited liability company operating agreement may be included on a separate attachment. Please make reference to this section if you include a separate attachment.

10. Each organizer listed under number 4 <u>must</u> sign.

Kelly J Brown
_____

Signature of Organizer

Date: 01/27/2023 _____

_____

Signature of Organizer

Date: _____

Form Revised by South Carolina Secretary of State, August 2016

EXHIBIT A

That certain tract or parcel of land located in the County of Greenville, South Carolina and more commonly known as 315 Trade Street, South Carolina 29651 and having the Tax ID G020000401100.



SUBSCRIPTION AGREEMENT

SCOPE OF AGREEMENT AND INVESTOR ELIGIBILITY REPRESENTATIONS

A.   This Subscription Agreement ("*Agreement*") applies to each investment in Trade Street Social SPV, LLC, a South Carolina limited liability company (the "*SPV*"). The SPV will invest all of its assets in securities issued by Trade Street Social, LLC, a South Carolina limited liability company (the "*Company*").

B.   Important information about the Company, the SPV, and more generally about investments through the Vicinity LLC ("*Vicinity Capital*") website and portal, is available through the Vicinity Capital website: www.vicinitycapital.com. The Investor should review that information, and all relevant Company Information (as defined below) carefully before making an investment in the SPV.

C.   The SPV will offer membership interests in the SPV (the "*SPV Interests*") pursuant to Regulation Crowdfunding under the United States Securities Act of 1933, as amended (the "*Securities Act*").

D.   You hereby agree that each time you make an investment in the SPV, you will be deemed to have entered in this Agreement and will be deemed to have made each representation and covenant contained in this Agreement.

E.   Except as the context otherwise requires, any references in this Agreement to:

1.   The "*SPV*" shall mean Trade Street Social SPV, LLC;

2.   "*Investor*" or "*you*" shall mean a person (whether individually, jointly with another person, or through his or her individual retirement account) who has agreed to invest, or has invested, in the SPV; and

3.   "*Company Information*" means:

   i.   The information found on the Vicinity Capital website about the Company. I acknowledge that this information was prepared solely by either the Company or a third-party whose work has been verified by the Company, and that neither Vicinity Capital not any of its affiliates, employees or agents, are responsible for the adequacy, completeness, or accuracy of this information;

   ii.   The Form C relating to this investment, which provides information about investment in the Company through the use of the SPV;

   iii.   This Agreement, which sets forth the terms governing your investment in the SPV (the "*Investment*"), and that sets forth certain representations you are making in connection with such Investment and your admission as a "*Member*" in the SPV.

iv.   The Class B Unit Purchase Agreement between the Company, the SPV, and other purchasers thereunder; and

v.   The Operating Agreement of the Company.

I.   INVESTOR'S REPRESENTATIONS AND COVENANTS.

A.   Investor's Review of Information and Investment Decision.

1.   The Investor has carefully read and understands the Company Information. The Investor acknowledges that it has made an independent decision to invest indirectly in the Company through the SPV and that, in making its decision to invest in the SPV, the Investor has relied solely upon the Company Information, any other relevant information on the Vicinity Capital website, and independent investigations made by the Investor. The Investor understands that no representations or warranties have been made to the Investor by the SPV, any Manager of the SPV as appointed from time to time (the "***Manager***"), or any partner, member, officer, employee, agent, affiliate or subsidiary of any of them regarding the Company.

2.   The Investor has been provided an opportunity to request additional information concerning the Company and the offering through the Vicinity Capital website.

3.   The Investor understands and agrees that neither Vicinity Capital, nor any of its affiliates, any director, manager, officer, shareholder, member, employee or agents (each, a "***Vicinity Capital Party***," and collectively, "***Vicinity Capital Parties***") shall be liable in connection with any information or omission of information contained in materials prepared or supplied by the Company. Such materials may include, but are not limited to, information provided by the Company in the Form C related to the offering, information available through the Vicinity Capital website, and materials distributed to the Investor by the SPV on behalf of the Company.

4.   The Investor represents and agrees that no Vicinity Capital Party has recommended or suggested any investment in the SPV, or any investment related to the Company, to the Investor.

5.   Investor understands that no Vicinity Capital Party is an adviser to Investor, and that Investor is not an advisory or other client of any Vicinity Capital Party.

6.   The Investor is not relying on any Vicinity Capital Party or any other person or entity with respect to the legal, accounting, business, investment, pension, tax or other economic considerations involved in this investment other than the Investor's own advisers that are not affiliated with any of the foregoing persons.

7.   The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the Investor's investment in the SPV and is able to bear such risks. The Investor has obtained, in the Investor's judgment, sufficient information to evaluate the merits and risks of such investment. The Investor has evaluated the risks of investing in the SPV, understands there are substantial risks of loss incidental to the purchase of an Interest and has determined that the Interest is a suitable investment for the Investor and consistent with the general investment objectives of the Investor.

B.   **Investor's Representations Related to Investment in the SPV.**

      1.   The Investor is acquiring the Interest for its own account, for investment purposes only and not with an intent to resell or distribute the Interest (or any distributions received from the SPV in whole or in part), and the Investor agrees that it will not sell or otherwise transfer the Interest unless in compliance with Regulation Crowdfunding and other applicable securities laws, and with the terms and conditions of this Agreement.

      2.   The Investor's investment in the Interest is consistent with the investment purposes, objectives and cash flow requirements of the Investor and will not adversely affect the Investor's overall need for diversification and liquidity.

      3.   The Investor has all requisite power, authority and capacity to acquire and hold the Interest and to execute, deliver and comply with the terms of each of the instruments required to be executed and delivered by the Investor in connection with the Investor's subscription for the Interest, including without limitation this Agreement, and such execution, delivery and compliance does not conflict with, or constitute a default under, any instruments governing the Investor, any law, regulation or order, or any agreement or other undertaking to which the Investor is a party or by which the Investor may be bound. If the Investor is an entity, the person executing and delivering each of such instruments on behalf of the Investor has all requisite power, authority and capacity to execute and deliver such instruments, and, upon request by the SPV, will furnish to the SPV a true and correct copy of any instruments governing the Investor, including all amendments thereto. The signature on each of such instruments is genuine and each of such instruments constitutes a legal, valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms.

      4.   The Vicinity Capital Parties are each hereby authorized and instructed to accept and execute any instructions in respect of the Interest given by the Investor in written or electronic form. The Vicinity Capital Parties may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Investor.

      5.   The execution and delivery of this Agreement, the consummation of the transaction contemplated hereby, and the performance of the obligations hereunder, will not conflict with or result in any violation of or default under any provision of any other agreement or instrument to which Investor is a party or any license, permit, franchise, judgment, order, write, or decree, or any statute, rule or regulation, applicable to Investor.

6. The Investor confirms that Investor has been advised to consult with Investor's attorney regarding legal matters and to consult with independent tax advisors regarding the tax consequences of investing in the SPV. Investor acknowledges that he, she, or it understands that any anticipated United States or other national, federal, state, or provincial income tax benefits may not be available and, further, may be adversely affected through adoption of new laws or regulations or amendments to existing laws or regulations. Investor acknowledges and agrees that neither the Company, the SPV, nor Vicinity Capital or any of their respective affiliates is providing any warranty or assurance regarding the ultimate availability of tax benefits to Investor by reason of Investor's investment in the SPV.

C. **The Manager Has the Right to Reject Any Subscription, in Whole or in Part.**

1. The Investor understands that the SPV will not register as an investment company under the U.S. Investment Company Act of 1940, as amended (the "***Investment Company Act***"), nor will it make a public offering of its securities within the United States.

2. The Investor understands that the value of all investments in the SPV made through individual retirement accounts ("***IRAs***") must be less than 25% of the value of the SPV's assets.

3. If the Investor is investing in the SPV through an employee benefit plan of any kind, including an individual retirement account (the "***Plan***"), and an individual or entity (the "***Fiduciary***") has entered into this Agreement on behalf of the Plan, the Fiduciary hereby makes the following representations, warranties, and covenants:

    i. The Fiduciary is a fiduciary of the Plan who is authorized to invest Plan assets or is acting at the direction of a Plan fiduciary authorized to invest Plan assets. The Fiduciary has determined that an investment is consistent with the Fiduciary's responsibilities to the Plan under Employee Retirement Income Security Act of 1974, as amended ("***ERISA***") or other applicable law and is qualified to make such investment decision. The Fiduciary is authorized to make all representations, covenants and agreements set forth in this Agreement about and on behalf of the Investor, and the Fiduciary hereby agrees that, except for the representations, covenants and agreements contained in this Section 3.3. all representations, covenants and agreements contained in this Agreement are made on behalf of the Investor who is investing through the Plan.

    ii. The execution and delivery of this Agreement, and the investment contemplated hereby has been duly authorized by all appropriate and necessary parties pursuant to the provisions of the instrument or instruments governing the Plan and any related trust; and will not violate, and is not otherwise inconsistent with, the terms of such instrument or instruments.

    iii. The Plan's purchase and holding of an Interest will not constitute a nonexempt transaction prohibited under ERISA, Section 4975 of the Internal Revenue Code (the "***Code***"), or any similar laws or other federal, state, local, foreign or other laws or regulations applicable to the Plan and its investments. None of the Vicinity Capital entities nor any of their affiliates, agents, or employees: (A) exercises any authority or control with respect to the management or disposition of assets of the Plan used to purchase an Interest, (B) renders investment advice for a fee (pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions and that such advice will be based on the particular investment needs of the Plan), with respect to such assets of the Plan, or has the authority to do so, or (C) is an employer maintaining or contributing to, or any of whose employees are covered by, the Plan.

iv. The Fiduciary understands and agrees to the fee arrangements described in the Company Information.

v. The Fiduciary understands and agrees that, to prevent the assets of the SPV from being treated as "***plan assets***" for purposes of ERISA and Section 4975 of the Code, the Investor may be prohibited from purchasing or acquiring an Interest or may be required to redeem its Interest or a portion thereof.

4. The Investor acknowledges that the SPV and the Manager, on the SPV's behalf, may not accept any investment from an Investor if the Investor cannot truthfully make the representations contained herein.

D. **The Correctness and Accuracy of all Information Provided by Investor to the SPV.**

1. The Investor confirms that all information and documentation provided to the SPV and the Manager, including, but not limited to, all information regarding the Investor's identity, the source of the funds to be invested in the SPV, and the Investor's eligibility to invest in offerings under Regulation Crowdfunding, is true, correct and complete.

2. The representations, warranties, agreements, undertakings and acknowledgments made by the Investor in this Agreement will be relied upon by the SPV and the Manager in determining the SPV's compliance with federal and state securities laws and shall survive the Investor's admission as a Member of the SPV.

3. All information that the Investor has provided to the SPV and Manager concerning the knowledge and experience of financial, tax and business matters of the Investor is correct and complete.

E. **The Vicinity Capital Parties' Right to Use Investor Information.**

1. The Investor agrees and consents to the SPV and Vicinity Capital Parties, their delegates and their duly authorized agents and any of their respective related, associated or affiliated companies obtaining, holding, using, disclosing and processing the Investor's data:

i. to facilitate the acceptance, management and administration of the Investor's subscription for an Interest on an on-going basis;

ii. for any other specific purposes where the Investor has given specific consent to do so;

iii. to carry out statistical analysis, market research, and tracking of investment performance over time;

iv. to comply with legal or regulatory requirements applicable to the SPV or the Investor, including, but not limited to, in connection with anti-money laundering and similar laws;

v. for disclosure or transfer to third parties including the Investor's financial adviser (where appropriate), regulatory bodies, auditors, technology providers or to the SPV, the Manager, and their delegates or their duly appointed agents and any of their respective related, associated or affiliated companies for the purposes specified above;

vi. if the contents thereof are relevant to any issue in any action, suit or proceeding to which the SPV, the Manager, or their affiliates are a party or by which they are or may be bound;

vii. for other legitimate business of the Company and the SPV.

2. The Investor acknowledges and agrees that it will provide additional information or take such other actions as may be necessary or advisable for the SPV (in the sole judgment of the SPV or its Manager) to comply with any disclosure and compliance policies, related legal process or appropriate requests (whether formal or informal) or otherwise.

3. The Investor agrees and consents to disclosure by the Company, the SPV and any of their agents, including the Manager, to relevant third parties of information pertaining to the Investor in respect of disclosure and compliance policies or information requests related thereto. Without limiting the generality of the foregoing, the Investor agrees that information about the Investor may be provided to the Company in whose securities the SPV will or proposes to invest.

4. The Investor authorizes the Company, the SPV, the Manager, and any applicable SPV service provider to disclose the Investor's nonpublic personal information to comply with regulatory and contractual requirements applicable to the SPV and its investments. Any such disclosure shall be permitted notwithstanding any privacy policy or similar restrictions regarding the disclosure of the Investor's nonpublic personal information.

F. Key Risk Factors.

1. The Investor understands that investment in the SPV may involve a complete loss of the Investor's investment. In this regard, the Investor understands that such venture investments involve a high degree of risk, and that many or most venture company investments lose money. An Investor may ultimately receive cash, securities, or a combination of cash and securities (and in many cases nothing at all). If the Investor receives securities, the securities may not be publicly traded, and may not have any significant value.

2.   The Investor understands and agrees that the Interests are subject to restrictions on transfer. Instead, an Investor typically must hold his or her Interest in the SPV until the SPV has sold or otherwise disposed of its investments and the SPV distributes its investments to the investors in the SPV (a "*Liquidation Event*"). Unless specifically stated or otherwise permitted by the Company, an Investor typically will not receive any distributions until such a Liquidation Event (and may not receive anything even upon a Liquidation Event), which may not occur for many years. The Investor must therefore bear the economic risk of holding their investment for an indefinite period of time.

3.   The Investor understands and agrees that the Interests: (a) have not been registered under the Securities Act or any other law of the United States, or under the securities laws of any state or other jurisdiction, and therefore an Interest cannot be resold, pledged, assigned or otherwise disposed of unless it is so registered or an exemption from registration is available; and (b) can only be transferred as permitted under Regulation Crowdfunding and subject to the terms and conditions of this Agreement.

4.   The Investor understands that no guarantees have been made to the Investor about future performance or financial results of the SPV, and an investment in the SPV may result in a gain or loss upon termination or liquidation of the SPV. It is possible that the investors in the SPV will have "*phantom income*," which could require them to pay taxes on their investment in the SPV even though the SPV does not distribute any income (or does not distribute sufficient income to pay the taxes).

5.   The Investor understands and agrees that the SPV was formed by and is operated by Trade Street Social, LLC as the Manager of the SPV on behalf of the Company. Investors will have no right to manage or influence the management of the SPV.

6.   The Investor represents that he or she has read and understands the risk factors contained in the Company Information. The Investor understands and agrees that the Company is solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in securities issued by that Company (including through the SPV), and that the Vicinity Capital Parties have no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or have been presented at all.

7.   The Investor understands that any privacy statements, reports or other communications regarding the SPV and the Investor's investment in the SPV (including annual and other updates, and tax documents) will be delivered via electronic means,

including through VicinityCapital.com. The Investor hereby consents to electronic delivery as described in the preceding sentence. In so consenting, the Investor acknowledges that email messages are not secure and may contain computer viruses or other defects, may not be accurately replicated on other systems, or may be intercepted, deleted or interfered with, with or without the knowledge of the sender or the intended recipient. The Investor also acknowledges that an email from the Vicinity Capital Parties may be accessed by recipients other than the Investor and may be interfered with, may contain computer viruses or other defects and may not be successfully replicated on other systems. No Vicinity Capital Party gives any warranties in relation to these matters.

G.   **Compliance with Anti-Money Laundering Laws.**

1.   The Investor represents and warrants that the Investor's investment was not directly or indirectly derived from illegal activities, including any activities that would violate U.S. Federal or State laws or any laws and regulations of other countries.

2.   The Investor acknowledges that U.S. Federal law, regulations and Executive Orders administered by the U.S. Treasury Department's Office of Foreign Assets Control ("***OFAC***") may prohibit the SPV from, among other things, engaging in transactions with, and the provision of services to, persons on the list of Specially Designated Nationals and Blocked Persons and persons, foreign countries and territories that are the subject of U.S. sanctions administered by OFAC (collectively, the "***OFAC Maintained Sanctions***").

3.   The Investor acknowledges that the SPV prohibits the investment of funds by any persons or entities that are (i) the subject of OFAC Maintained Sanctions, (ii) acting, directly or indirectly, in contravention of any applicable laws and regulations, including anti-money laundering regulations or conventions, or on behalf of persons or entities subject to an OFAC Maintained Sanction, (iii) acting, directly or indirectly, for a senior foreign political figure, any member of a senior foreign political figure's immediate family or any close associate of a senior foreign political figure, unless the SPV, after being specifically notified by the Investor in writing that it is such a person, conducts further due diligence, and determines that such investment shall be permitted, or (iv) acting, directly or indirectly, for a foreign shell bank (such persons or entities in (i) – (iv) are collectively referred to as "***Prohibited Persons***"). The Investor represents and warrants that it is not, and is not acting directly or indirectly on behalf of, a Prohibited Person.

4.   To the extent the Investor has any beneficial owners, (i) it has carried out thorough due diligence to establish the identities of such beneficial owners, (ii) based on such due diligence, the Investor reasonably believes that no such beneficial owners are Prohibited Persons, (iii) it holds the evidence of such identities and status and will maintain all such evidence for at least five years from the date of the liquidation or termination of the SPV, and (iv) it will make available such information and any additional information requested by the SPV that is required under applicable regulations.

5.   The Investor acknowledges and agrees that the SPV may "***freeze the account***" of the Investor, including, but not limited to, by suspending distributions from the SPV to which the Investor would otherwise be entitled, if necessary to comply with anti-money laundering statutes or regulations.

6. The Investor acknowledges and agrees that the SPV, in complying with anti-money laundering statutes, regulations and goals, may file voluntarily and/or as required by law suspicious activity reports ("**SARs**") or any other information with governmental and law enforcement agencies that identify transactions and activities that the SPV its agents reasonably determine to be suspicious, or is otherwise required by law. The Investor acknowledges that the SPV is prohibited by law from disclosing to third parties, including the Investor, any filing or the substance of any SARs.

7. The Investor agrees that, upon the request of the Company, the SPV or the Manager, it will provide such information as the Company, the SPV or the Manager requires to satisfy applicable anti- money laundering laws and regulations, including, without limitation, background documentation about the Investor.

H. **Regulatory Provisions.**

1. The Investor understands that no federal or state agency has passed upon the Interests or made any findings or determination as to the fairness of this investment.

2. The Investor certifies that the information contained in the executed copy of Form W-9 submitted to the SPV (if any) is correct. The Investor agrees to provide such other documentation as the SPV determines may be necessary for the SPV to fulfill any tax reporting and/or withholding requirements.

3. The Investor understands and agrees that the Company may cause the SPV to make an election under Section 754 of the Internal Revenue Code (the "**Code**") or an election to be treated as an "electing investment partnership" for purposes of Section 743 of the Code. If the SPV elects to be treated as an electing investment partnership, the Investor shall cooperate with the SPV to maintain that status and shall not take any action that would be inconsistent with such election. Upon request, the Investor shall provide the SPV with any information necessary to allow the SPV to comply with (a) its obligations to make tax basis adjustments under Section 734 or 743 of the Code and (b) its obligations as an electing investment partnership.

I. **Miscellaneous Provisions.**

1. **Indemnification.**

i. The Investor agrees to indemnify and hold harmless the Company, the SPV, the Manager, and any partner, member, officer, employee, agent, affiliate or subsidiary of any of them, and each other person, if any, who controls, is controlled by, or is under common control with, any of the foregoing, within the meaning of Section 15 of the Securities Act, and their respective officers, directors, partners, members, shareholders, owners, employees and agents (collectively, the "***Indemnified Parties***") against any and all loss, liability, claim, damage and expense whatsoever (including all expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) arising out of or based upon (i) any false representation or warranty made by the Investor, or breach or failure by the Investor to comply with any covenant or agreement made by the Investor, in this Agreement or in any other document furnished by the Investor to any of the foregoing in connection with this transaction, or (ii) any action for securities law violations instituted by the Investor that is finally resolved by judgment against the Investor.

  ii. The Investor also agrees to indemnify each Indemnified Party for any and all costs, fees and expenses (including legal fees and disbursements) in connection with any damages resulting from the Investor's misrepresentation or misstatement contained herein, or the assertion of the Investor's lack of proper authorization from the beneficial owner to enter into this Agreement or perform the obligations hereof.

  iii. The Investor agrees to indemnify and hold harmless each Indemnified Party from and against any tax, interest, additions to tax, penalties, reasonable attorneys' and accountants' fees and disbursements, together with interest on the foregoing amounts at a rate determined by the SPV computed from the date of payment through the date of reimbursement, arising from the failure to withhold and pay over to the U.S. Internal Revenue Service or the taxing authority of any other jurisdiction any amounts computed, as required by applicable law, with respect to the income or gains allocated to or amounts distributed to the Investor with respect to its Interest during the period from the Investor's acquisition of the Interest until the Investor's transfer of the Interest in accordance with this Agreement, the LLC Agreement and Regulation Crowdfunding.

  iv. If for any reason (other than the willful misfeasance or gross negligence of the entity that would otherwise be indemnified) the foregoing indemnification is unavailable to, or is insufficient to hold such Indemnified Party harmless, then the Investor shall contribute to the amount paid or payable by the Indemnified Party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Investor on the one hand and the Indemnified Parties on the other but also the relative fault of the Investor and the Indemnified Parties, as well as any relevant equitable considerations.

  v. The reimbursement, indemnity and contribution obligations of the Investor under this section shall be in addition to any liability that the Investor may otherwise have and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnified Parties.

2. <u>**Power of Attorney.**</u> The Investor hereby appoints each of the Company and the SPV as its true and lawful representative and attorney-in-fact, in its name, place and stead to make, execute, sign, acknowledge, swear to and file:

 i. the Articles of Organization of the SPV and any amendments required under South Carolina law;

 ii. the LLC Agreement and any duly adopted amendments;

 iii. any and all instruments, certificates and other documents that may be deemed necessary or desirable to effect the winding-up and termination of the SPV (including Articles of Dissolution of the Articles of Organization); and

 iv. any business certificate, fictitious name certificate, related amendment or other instrument or document of any kind necessary or desirable to accomplish the SPV's business, purpose and objectives or required by any applicable U.S., state, local or other law.

This power of attorney is coupled with an interest, is irrevocable, and shall survive and shall not be affected by the subsequent death, disability, incompetency, termination, bankruptcy, insolvency or dissolution of the Investor; provided, however, that this power of attorney will terminate upon the substitution of another SPV member for all of the Investor's investment in the SPV or upon the liquidation or termination of the SPV. The Investor hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of the SPV or Manager taken in good faith under this power of attorney.

3. <u>**Waiver of Conflict of Interest.**</u> The SPV is investing in the Company. In connection with this investment, the SPV will sign a proxy voting agreement with Trade Street Social, LLC in its capacity as the Manager of the SPV that will allow him to determine how to vote the SPV's holding of the Company's units for most matters submitted to unitholders for approval.

4. <u>**Confidentiality.**</u>

 i. The Investor agrees that the Company Information and all financial statements (if any), tax reports (if any), portfolio valuations (if any), private placement memoranda (if any),reviews or analyses of potential or actual investments (if any), reports or other materials prepared or produced by the SPV and/or the Manager and all other documents and information concerning the affairs of the SPV, including, without limitation, information about the Company, and/or the persons directly or indirectly investing in the SPV (collectively, the "***Confidential Information***") that the Investor may receive pursuant to or in accordance with the use of the Vicinity Capital website, an investment in the SPV, or otherwise as a result of its ownership of an Interest in the SPV, constitute proprietary and confidential information about the SPV or the Manager (the "***Affected Parties***").

ii. The Investor acknowledges that the Affected Parties derive independent economic value from the Confidential Information not being generally known and that the Confidential Information is the subject of reasonable efforts to maintain its secrecy. The Investor further acknowledges that the Confidential Information is a trade secret, the disclosure of which is likely to cause substantial and irreparable competitive harm to the Affected Parties or their respective businesses. The Investor shall not reproduce any of the Confidential Information or portion thereof or make the contents thereof available to any third party other than a disclosure on a need-to-know basis to the Investor's legal, accounting or investment advisers, auditors and representatives (collectively, "*Advisers*"), except to the extent compelled to do so in accordance with applicable law (in which case the Investor shall promptly notify the SPV of the Investor's obligation to disclose any Confidential Information) or with respect to Confidential Information that otherwise becomes publicly available other than through breach of this provision by the Investor.

iii. To the fullest extent permitted by law, the Investor agrees not to request disclosure or inspection of any such information after the Investor is notified (whether in response to the Investor's request for information or otherwise) that the SPV has determined not to disclose such information.

iv. The Investor agrees that the SPV, and the SPV service providers would be subject to potentially irreparable injury as a result of any breach by the Investor of the covenants and agreements set forth in this Section 9.4, and that monetary damages would not be sufficient to compensate or make whole the SPV, and the SPV services providers for any such breach. Accordingly, the Investor agrees that the SPV, and the SPV service providers shall be entitled to equitable and injunctive relief, on an emergency, temporary, preliminary and/or permanent basis, to prevent any such breach or the continuation thereof.

5. **Amendments.** Neither this Agreement nor any term hereof may be supplemented, changed, waived, discharged or terminated except with the written consent of the Investor and the Company on behalf of the relevant SPV. For the sake of clarity, the restriction on the Company in the preceding sentence applies solely to the form of this Agreement applicable to SPVs that have had a closing and does not prevent the Company from changing the form and content of this Agreement for use in offerings of SPVs that have not had a closing.

6. **Assignability and Transferability.** This Agreement is not transferable or assignable by the Investor without the prior written consent of the Company on behalf of the SPV, and any transfer or assignment in violation of this provision shall be null and void. The Interests in the SPV being acquired by the Investor herein may only be transferred by Investor in compliance with the Regulation Crowdfunding and the terms and conditions of this Agreement. If Investor seeks to transfer the Interests, Investor shall first give written notice to the Company and Vicinity Capital including the number of Interests that Investor desires to transfer, the proposed price, the name and contact information of the proposed buyer, and any other information that the Company or Vicinity Capital may reasonably request. To the extent possible, such notice shall be provided through the Vicinity Capital website. Any transfer of Interests shall be subject to execution by the Investor and the proposed transferee of appropriate documentation, as may be required by the Company or Vicinity Capital in their discretion. Investor further acknowledges that pursuant to the LLC Agreement, the SPV may impose additional restrictions on or prohibit the Transfer of Interests for any reason or no reason, in its sole discretion.

7.   <u>**Governing Law; Consent to Jurisdiction.**</u> Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of South Carolina. Any action or proceeding brought by the SPV or any service provider of the SPV against one or more investors in the SPV relating in any way to this Agreement or the LLC Agreement may, and any action or proceeding brought by any other party against the SPV or any service provider of the SPV relating in any way to this Agreement or the Company Information shall, be brought and enforced in the state courts of the State of South Carolina located in the County of Greenville or (to the extent subject matter jurisdiction exists therefore) in the courts of the United States located in the District of South Carolina; and the Investor and the SPV irrevocably submit to the jurisdiction of both such state and federal courts in respect of any such action or proceeding. The Investor and the SPV irrevocably waive, to the fullest extent permitted by law, any objection that they may now or hereafter have to laying the venue of any such action or proceeding in the courts of the State of South Carolina located in the County of Greenville or in the courts of the United States located in the District of South Carolina and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

8.   <u>**Arbitration; Class Action Waiver.**</u>

i.   Any dispute, claim or controversy arising out of or relating to this Agreement or the LLC Agreement or the breach, termination, enforcement, interpretation or validity thereof, including the determination of the scope or applicability of this agreement to arbitrate, shall be resolved by confidential binding arbitration in the Arbitration Location by a single arbitrator with substantial experience in resolving disputes regarding investment fund contracts. The arbitration shall be administered by Judicial Arbitration and Mediation Service Inc. ("***JAMS***") pursuant to its Comprehensive Arbitration Rules and Procedures. The arbitrator shall apply the laws of the State of South Carolina, except that the arbitration provision shall be governed by the Federal Arbitration Act. The arbitrator shall have authority to award compensatory damages but shall not be authorized to award (A) non-economic damages, (B) punitive damages, or (C) reform, modify or materially change this Agreement or the LLC Agreement or other agreements contemplated hereunder; provided however, that the damages limitations described in parts (A) and (B) of this sentence shall not apply if such damages are statutorily imposed.

  ii. In any arbitration arising out of or related to this Agreement or the LLC Agreement, requests for documents: (i) shall be limited to documents which are directly relevant to significant issues in the case or to the case's outcome; (ii) shall be restricted in terms of time frame, subject matter and persons or entities to which the requests pertain; and (iii) shall not include broad phraseology such as "all documents directly or indirectly related to."

  iii. Each party shall bear its own attorney's fees, costs, and disbursements arising out of the arbitration, and shall pay an equal share of the fees and costs of JAMS and the arbitrator; provided, however, the arbitrator shall be authorized to determine whether a party is substantially the prevailing party, and if so, to award to that substantially prevailing party reimbursement for its reasonable attorneys' fees, costs and disbursements (including, for example, expert witness fees and expenses, photocopy charges, travel expenses, etc.), and/or the fees and costs of JAMS and the arbitrator. The claimant shall have the right to participate by phone or similar means and need not attend the arbitration live in the Arbitration Location in order to participate. The parties will confer as to an appropriate method for obtaining the claimant's testimony, including agreeing on a means of obtaining live testimony from the claimant if appropriate, in a manner that minimizes travel and expense burdens on the claimant.

  iv. The parties further agree that they may bring claims only in their individual capacity and not as a plaintiff or class representative in any purported class or representative proceeding. The arbitrator may not consolidate more than one person's claims, may not otherwise preside over any form of a representative or class proceeding, and may not award class-wide relief. This provision is material and is a condition of the agreement to arbitrate. In the event that a determination is made that this class action waiver is void or unenforceable for any reason, the parties agree that the agreement to arbitrate disputes will be null and void.

  9. <u>**Severability.**</u> If any provision of this Agreement is invalid or unenforceable under any applicable law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such applicable law. Any provision hereof that may be held invalid or unenforceable under any applicable law shall not affect the validity or enforceability of any other provisions hereof, and to this extent the provisions hereof shall be severable.

  10. <u>**Counterparts.**</u> This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. Counterparts may be delivered by any electronic signature complying with the U.S. federal ESIGN Act of 2000, including by completion and submission of an electronically executable package through the Platform, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

       11.   <u>**Headings.**</u> The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

       12.   <u>**General.**</u> This Agreement shall be binding upon the Investor and the legal representatives, successors and assigns of the Investor, shall survive the admission of the Investor as a member of the SPV, and shall, if the Investor consists of more than one person, be the joint and several obligations of all such persons.

    IN WITNESS WHEREOF, the Investor has executed this Subscription Agreement as of the date and year first agreed and accepted by the Company as written below.

INVESTOR:

Entity: _____

Date: _____
          (if applicable)

By: _____
   (Signature)
Name: _____
Title: _____
Address: _____

            _____
            _____
E-mail: _____

    INVESTMENT AMOUNT: $_____

IN WITNESS WHEREOF, the Company has executed this Subscription Agreement as of the date and year first agreed and accepted by the Company as written below.

COMPANY:

Date: 6/21/2023

Trade Street Social SPV, LLC

DocuSigned by:

01F2A4FA0A72414...

Nathaniel Tomforde, as Manager of Crafted Community Concepts, LLC, as Manager

CLASS B UNIT PURCHASE AGREEMENT

This Class B Unit Purchase Agreement (this "***Agreement***") is made as of this _____ day of _____, 2023 by and among Trade Street Social, LLC, a South Carolina limited liability company (the "***Company***"), Trade Street Social SPV, LLC, a South Carolina limited liability company (the "***SPV***"), and any other purchasers listed on Exhibit A (the "***Investors***", and together with the SPV, the "***Purchasers***"). The parties hereby agree as follows.

1. <u>**PURCHASE AND SALE OF UNITS**</u>.

   A. **Sale and Issuance of Units.** Subject to the terms and conditions of this Agreement, the Purchasers agree to purchase at the Closing and the Company agrees to sell and issue to the Purchasers at the Closing up to _____ units of Class B unit shares (the "***Units***"), at a purchase price of $1.00 per Unit (the "***Price***").

   B. **Closing.** The purchase and sale of the Units shall take place remotely via the exchange of documents and signatures on the date of this Agreement or at such other time and place as the Company and the Purchasers representing a majority of the Units to be sold mutually agreed upon, orally or in writing (which time and place are designated as the "***Closing***"). The Company and the Purchasers will execute counterpart signature pages to this Agreement and to the Company's Operating Agreement (the "***Operating Agreement***," and together with this Agreement, the "***Transaction Agreements***")

2. <u>**REPRESENTATIONS AND WARRANTIES OF THE COMPANY**</u>. The Company hereby represents and warrants to the Purchaser that the following representations are true and complete as of the date of the Closing, except as otherwise indicated.

   A. **Organization, Good Standing, Limited Liability Company Power and Qualification.** The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of South Carolina and has all limited liability company power and authority required (a) to carry on its business as presently conducted and as presently proposed to be conducted and (b) to execute, deliver and perform its obligations under the Transaction Agreements.

   B. **Valid Issuance of Units.** The Units, when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable state and federal securities laws, and liens or encumbrances created by or imposed by a Purchaser.

   C. **Compliance with Other Instruments.** To the Company's knowledge, the sale of the Units will not place the Company in violation or default (a) of any provisions of the Articles of

Organization, (b) of any judgment, order, writ or decree of any court or governmental entity, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order, or, (d) of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of the Transaction Agreements and the consummation of the transactions contemplated by the Transaction Agreements will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

3.   **REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS**. The Purchasers hereby represents and warrants to the Company as follows:

    A.   **Purchase for Own Account.** The Purchasers are acquiring and will hold the Units for investment for his, her, or its account only and not with a view to, or for resale in connection with, any "***distribution***" thereof within the meaning of the Securities Act of 1933, as amended (the "***Securities Act***").

    B.   **Access to Information.** The Purchaser has been furnished with, and has had access to, all information that he/she/it considers necessary or appropriate for deciding whether to invest in the Units, including the Operating Agreement, and the Purchaser has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the issuance of the Units.

    C.   **Speculative Investment.** The Purchaser is aware that his/her/its investment in the Company is a speculative investment that has limited liquidity and is subject to the risk of complete loss. The Purchaser is able, without impairing his/her/its financial condition, to hold the Units for an indefinite period and to suffer a complete loss of his investment in the Units.

    D.   **Authorization.** The Purchaser has full power and authority to enter into the Transaction Agreements. The Transaction Agreements to which such Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

    E.   **No Public Market.** The Purchaser understands that no public market now exists for the Units, and that the Company has made no assurances that a public market will ever exist for the Units.

    F.   **Exculpation Among Purchasers.** The Purchaser acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Units.

G. **Residence.** If the Purchaser is an individual, then the Purchaser resides in the state identified in the address of the Purchaser set forth on Exhibit A; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth on Exhibit A.

H. **Bad Actor.** None of the Purchaser, its principals, its affiliates, or any Purchaser designee(s) to the Company's Board of Directors (each an "***Purchaser Party***") meet any of the disqualifying criteria described in Rule 506(d)(1)(i) through (viii) promulgated under the Securities Act (each a "***Rule 506 Disqualification***").

4. **GENERAL PROVISIONS.**

A. **Company Covenants.** Within one (1) year of the date first set forth herein, the Company shall amend and modify its Operating Agreement to reflect the purchase of the Units outlined herein.

B. **Successors and Assigns.** The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

C. **Governing Law.** This Agreement shall be governed by, and construed in accordance with, the laws of the State of South Carolina, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

D. **Counterparts**. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. Counterparts may be delivered by any electronic signature complying with the U.S. federal ESIGN Act of 2000, including by completion and submission of an electronically executable package through the Platform, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

E. **Titles and Subtitles.** The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

F. **Notices.** All notices and communications given or made pursuant hereto shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page or Exhibit A, or to such address or facsimile number as subsequently modified by written notice given in accordance with this Section.

G. **Attorneys' Fees.** If any action (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Agreements, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

H. **Amendments and Waivers.** Except as specified in this Agreement, any term of this Agreement may be amended, terminated, or waived only with the written consent of the Company and the Members holding a majority of the then-outstanding Units. Any amendment or waiver effected in accordance with this Section shall be binding upon the Purchasers and each transferee of the Units, and each future holder of all such securities, and the Company.

I. **Severability.** The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

J. **Delays or Omissions.** No delay or omission to exercise any right, power, or remedy accruing to any party hereunder, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such non-breaching or non- defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

K. **Entire Agreement.** This Agreement (including the Exhibits hereto), the Articles of Organization and the other Transaction Agreements constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

L. **Securities Law Restrictions.** Regardless of whether the offering and sale of Units under this Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company may, at its discretion, impose restrictions upon the sale, pledge, or other transfer of the Units if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state, or any other law.

IN WITNESS WHEREOF, the parties have executed this Agreement, effective as of the date first written above.

PURCHASER:

Entity: ______________________________________
(if applicable)

Date: ____________________________

By: ____
(Signature)

Name: _______________________________________

Title: _______________________________________

IN WITNESS WHEREOF, the Company has executed this Agreement, effective as of the date first written above.

COMPANY:

Trade Street Social SPV, LLC

DocuSigned by:

01F2A4FA0A72414...

Date: 6/21/2023 ______________________

____
Nathaniel Tomforde, as Manager of Crafted Community Concepts, LLC, as Manager

Exhibit A

Purchaser Information

Purchaser	**Number of Class Units Purchased**	**Aggregate Purchase Price**